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NORTH AMERICAN ENERGY PARTNERS INC. Exhibit 99.3
Management's Discussion and Analysis
For the year ended March 31, 2013

NORTH AMERICAN
ENERGY PARTNERS INC.

innovation at work

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Management's Discussion and Analysis
For the year ended March 31, 2013
A. EXPLANATORY NOTES
June 10, 2013
The following Management's Discussion and Analysis (MD&A) is as of June 10, 2013 and should be read in conjunction with the attached audited consolidated financial statements for the year ended March 31, 2013 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (AIF), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis about our company and our business at a point in time, in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary.
Non-GAAP Financial Measures
The body of generally accepted accounting principles applicable to us is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "net income before interest expense, income taxes, depreciation and amortization" (EBITDA) and "Consolidated EBITDA" (as defined in our fourth amended and restated credit agreement, our "credit agreement").
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract (described in the "Our Business - Significant Business Events" section of this MD&A) and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain both a minimum interest coverage ratio and a maximum senior leverage ratio and also identifies limits to our annual capital spend, all of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:
• reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
• reflect changes in our cash requirements for our working capital needs;
• reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
• include tax payments or recoveries that represent a reduction or increase in cash available to us; or
• reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
B. OUR BUSINESS
SIGNIFICANT BUSINESS EVENTS
Accomplishments on our Fiscal 2013 Strategic Priorities
At the start of fiscal 2013, we established a set of strategic priorities to better serve our customers and restore shareholder confidence and value. These priorities were:

1.	Strengthen our balance sheet and liquidity;

2.	Lower our cost structure;

3.	Improve the risk profile of our business; and

4.	Regain profitability.
We have made significant progress towards achieving these priorities during fiscal 2013, including:

•	The investigation of a possible sale of our piling related assets and liabilities, with the proceeds targeted to significantly strengthen our balance sheet and liquidity.

•	The restructuring of our debt to strengthen our balance sheet.

•	The sale of under-utilized heavy equipment assets and the reduction of our capital spend, to lower our cost structure.

•	The restructuring of our General and Administrative ("G&A") and operations support organizations to lower our cost structure.

•	The sale of our pipeline assets, thus eliminating business risk in a non-core business.
With these major accomplishments behind us we are well positioned to focus our significant experience and knowledge on regaining our profitability in the Heavy Construction and Mining business.
A complete discussion on these strategic priorities and tactics can be found below.
Divestiture of Piling Related Assets and Liabilities
As part of our evaluation of operations, we made the decision to investigate the possible sale ("Piling Sale") of our piling related assets and liabilities and exit the piling, foundation, pipeline anchor and tank services businesses. On June 10, 2013, we reached an agreement with Keller Group plc (the "Keller Group" or the "Purchaser") to sell our piling assets for consideration of $227.5 million, plus or minus customary working capital

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adjustments, less approximately $5.0 million for the assumption of capital leases. In addition, we will receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed Consolidated EBITDA thresholds from the assets and liabilities sold. Closing costs for the Piling Sale are expected to be approximately $12.5 million.t
The first part of the contingent proceeds of up to $57.5 million will be earned over the next two years based upon the Purchaser achieving annual results of $45.0 million in Consolidated EBITDA as follows:

•
A maximum of $30.0 million cash paid no later than September 30, 2014, with the full amount being paid in the event that the business earns annualized Consolidated EBITDA (“First Year Consolidated EBITDA”) of $45.0 million or more in the period from closing to June 30, 2014. The amount payable will be $2 for every $1 that First Year Consolidated EBITDA is greater than $30.0 million (with the maximum payment of $30.0 million where First Year Consolidated EBITDA is $45.0 million or greater).

•
A maximum of $27.5 million cash paid no later than September 30, 2015, with the full amount being paid in the event that the business earns Consolidated EBITDA (“Second Year Consolidated EBITDA”) of $45.0 million or more in the period from July 1, 2014 to June 30, 2015. The amount payable will be $1.833 for every $1 that Second Year Consolidated EBITDA is greater than $30.0 million (with the maximum payment of $27.5 million where Second Year Consolidated EBITDA is $45.0 million or greater).

The $45.0 million annual Consolidated EBITDA target is comparable to our fiscal 2013 Consolidated EBITDA level for the piling business, thus we anticipate that the Purchaser will achieve a minimum of $45.0 million in Consolidated EBITDA in each year. We further anticipate that the piling business will continue to grow under the management of the Purchaser, thus we expect to realize all of these contingent proceeds.t
The remaining contingent proceeds of up to $35.0 million, equal to $0.5 for every $1 by which cumulative Consolidated EBITDA in the period from closing to June 30, 2016 exceeds $135.0 million (with the maximum payment of $35.0 million where Consolidated EBITDA is $205.0 million or greater), will be calculated and paid as follows:

a.	no later than September 30, 2014, the Purchaser will pay the vendor an amount equal to $0.375 for every $1 by which First Year Consolidated EBITDA exceeds $45.0 million;

b.
no later than September 30, 2015, the Purchaser will pay the vendor an amount equal to $0.375 for every $1 by which the aggregate of First Year Consolidated EBITDA and Second Year Consolidated EBITDA exceeds $90.0 million, less any monies paid to the vendor under (a) above; and

c.
no later than September 30, 2016, the Purchaser will pay the vendor an amount equal to $0.5 for every $1 by which the aggregate of First Year Consolidated EBITDA, Second Year Consolidated EBITDA and Consolidated EBITDA for the period from July 1, 2015 to June 30, 2016 exceeds $135.0 million, less any monies paid to the vendor under (a) and (b) above.

The $45.0 million annual Consolidated EBITDA target is comparable to our fiscal 2013 Consolidated EBITDA level for the piling business. The cumulative two year $90.0 million target and the cumulative three year $135.0 million target are multiples of the one year target. We anticipate that the Purchaser will continue to grow the piling business, resulting in the payment of some or all of these contingent proceeds.t
These contingent proceeds will be recognized as the Consolidated EBITDA targets are achieved. We have retained the right to verify the Consolidated EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.
The Piling Sale is subject to the Purchaser obtaining final majority shareholder and certain anti-trust approvals. We expect these conditions to be met and the Piling Sale to close in the first half of fiscal 2014.t

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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The Piling Sale includes all piling related:

•	property, plant and equipment;

•	intangible assets;

•	working capital (excluding the outstanding accounts receivable and unbilled revenue on a certain customer contract); and

•	capital and operating lease commitments.
We expect to recognize a gain from the sale of assets, net of a $32.9 million reduction in goodwill, related to the piling business. For a discussion on the assets and liabilities held for sale as at March 31, 2013, see "Summary of Consolidated Financial Position", in this MD&A.t
Upon closing the Piling Sale, a portion of the net proceeds will be used to repay the outstanding balance of the Term A Facility which, at March 31, 2013, was $17.2 million.t
For all periods presented, piling results are now reported within "Income (loss) from discontinued operations, net of tax" in our Consolidated Statements of Operations and Comprehensive Loss and "Cash provided by (used in) discontinued operations" in our Consolidated Statements of Cash Flows. The assets and liabilities associated with the Piling Sale have been classified as held for sale on our Consolidated Balance Sheet. Prior to the Piling Sale, activity in the piling business was reported as part of the Commercial and Industrial Construction segment.
For a discussion of our results from discontinued operations related to piling activity see "Financial Results - Net Gain (Loss) from Discontinued Operations" in this MD&A.
Debt Restructuring
Credit Agreement
On September 28, 2012 we entered into a Fourth Amending Agreement to our April 30, 2010 Fourth Amended and Restated Credit Agreement2. The changes made to the credit agreement include:

•	Increasing the capital lease debt limit to $75.0 million from $30.0 million.

•	Temporary relief to the Consolidated EBITDA related covenants:

◦
Senior Debt Ratio (Senior Debt to trailing 12-month Consolidated EBITDA) temporarily increased from the original “must not exceed 2.0 times” to “must not exceed 2.25 times (for the twelve months ended September 30, 2012)”.

◦
Interest Coverage Ratio (trailing 12-month Consolidated EBITDA to trailing 12-month Cash Interest Expense) temporarily reduced from the original “must be greater than 2.50 times” to “must be greater than 1.50 times for the twelve months ended September 30 and December 31, 2012, respectively” and to “must be greater than 2.25 times for the twelve months ended March 31, 2013”.

•	Application of net asset sale proceeds to the permanent reduction and repayment of the two Term Facilities in the following order and manner:

◦	100% of the net proceeds applied to the Term B Facility until such time as it is repaid in full; and then

◦	50% of the net proceeds applied to the Term A Facility until such time as it is repaid in full.

▪	Upon closing of the Piling Sale, a portion of the net proceeds will be used to repay the outstanding balance of the Term A Facility which, at March 31, 2013, was $17.2 million.

•	Permanent reduction and repayment of the full balance of the Term B Facility by April 30, 2013.

◦
As at March 31, 2013, we have applied $10.2 million of net proceeds from asset sales and $15.4 million of net proceeds from the sale of pipeline related assets to the repayment of the Term B Facility, leaving $5.6 million outstanding on the Term B Facility.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
2 Our Fourth Amended and Restated Credit Agreement, which we entered into on April 30, 2010 ("the credit agreement") provides credit facilities in the form of two Term Facilities (Term A Facility and Term B Facility) and an $85.0 million Revolving Facility.

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◦
We completed the payment of the remainder of the Term B facility in April 2013 in compliance with our Bank covenants. This was funded by $2.0 million in asset sales and through cash generated from working capital.

◦	Extension of the maturity date of the credit agreement by one year to October 31, 2014, provided the Term B Facility was repaid by April 30, 2013.

•	Extension of the maturity date of the credit agreement by one year to October 31, 2014, provided the Term B Facility was repaid by April 30, 2013.

•	Net annual capital expenditures limited to an amount equal to annual Consolidated EBITDA less the sum of:

◦	Scheduled annual repayments of debt;

◦	Consolidated annual cash interest expense; and

◦	Current annual taxes for the fiscal year.
Heavy Equipment Leases
During the year ended March 31, 2013 we negotiated the refinancing of $41.6 million in heavy equipment related leases including $7.2 million of expired lease renewals, $29.9 million of which was completed during the three months ended September 30, 2012, $10.2 million during the three months ended December 31, 2013 and $1.5 million completed during the three months ended March 31, 2013. The lease refinancing included changes to lease terms and changes to the timing of principal repayments. These leases were previously classified as operating leases, however with the refinancing terms they are now classified as capital leases. As a result, we have recorded a $41.6 million increase in capital lease commitments with an associated addition to property, plant and equipment (net of capitalized over-hour liabilities). We expect this refinancing will reduce future near-term annual operating lease cost by approximately $20.9 million, increase annual cash interest by approximately $2.1 million and increase depreciation expense in proportion to the utilization of the refinanced equipment. This refinancing is expected to reduce our annual cash lease payments by approximately $4.6 million.t
With the accelerated repayment of the Term B Facility and the refinancing of certain operating leases, we have reduced our total debt (excluding our Revolving Facility) by $65.3 million since March 31, 2012. Total debentures and term loans were reduced by $35.6 million while total equipment and building financing was reduced by $29.7 million, as illustrated in the table below:

	Balance for the period ended
(dollars in thousands)	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
Debentures and term loans
Series 1 Debentures	225,000	225,000	225,000	225,000	225,000
Term A Facility	17,202	18,139	19,076	20,013	20,950
Term B Facility	5,644	9,107	25,670	35,933	37,496
Total debentures and term loans	$247,846	$252,246	$269,746	$280,946	$283,446
Equipment / building financing
Operating lease commitments	61,589	63,884	75,831	112,653	127,569
Capital leases (including interest)	46,975	49,547	44,453	9,948	10,701
Total equipment / building financing	$108,564	$113,431	$120,284	$122,601	$138,270
The revolving facility balances for the periods ended March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012 were $22.4 million, $35.0 million, $30.0 million, $30.0 million and $20.3 million, respectively.
Divestiture of Pipeline Related Assets
On November 22, 2012, we sold our pipeline related assets for total consideration of approximately $16.3 million resulting in $15.5 million of net proceeds, after selling costs of $0.8 million. The transaction included $1.3 million of job materials held in inventory, $12.0 million net book value of property, plant and equipment and $1.1 million of previously expensed tools, supplies and equipment parts. We applied $15.4 million from the net proceeds against our Term B Facility.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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We retained our interest in the working capital associated with our performance of pipeline construction, integrity and maintenance activity prior to the sale date. The pipeline related working capital reported in our results from continuing operations is comprised of accounts receivable, accounts payable and unbilled revenue related to outstanding claims and unsigned change orders. We anticipate realizing the full amount of this working capital. In conjunction with the sale of these assets we have exited the pipeline construction, integrity and maintenance business.t
For all periods presented, the results from pipeline operations and cash flows are included in discontinued operations. Prior to the sale, activity in the pipeline business was reported as part of the Commercial and Industrial Construction segment.
For a discussion of our results from discontinued operations related to pipeline activity see "Financial Results - Net Gain (Loss) from Discontinued Operations" in this MD&A.
Right-Sizing our Equipment Fleet and Reducing our Capital Spend
We have assessed and adjusted the size and mix of our equipment fleet as we work to right-size the fleet for customer demand. As a result of our efforts, we have sold under-utilized equipment in our heavy equipment fleet. Included in the sale of assets during the year ended March 31, 2013 was the disposal of both owned and leased equipment, the elimination of associated capitalized maintenance and the buyout of related operating leases, resulting in:

•	net proceeds of $10.1 million;

◦	Proceeds collected of $23.6 million offset by a $13.5 million buyout of operating leases;

•	a reduction in the net book value of equipment of $4.5 million;

•	a recovery of $4.1 million of operating lease expense;

•	the recording of a gain on sale of assets of $1.5 million; and

•	an expected annual reduction in our operating lease expense of approximately $5.6 million.[t]
In addition, we re-positioned some of our owned equipment fleet to reduce our rental fleet requirements and we have reduced the size of our light vehicle and service equipment fleet.
We also reassessed our sustaining and growth capital needs and we reduced our total capital spend related to ongoing operations to $37.7 million for the year ended March 31, 2013, compared to $53.0 million and $37.3 million for the years ended March 31, 2012 and 2011, respectively. The lower capital spend reflects a reduction in required maintenance capital and replacement equipment along with a freeze on growth capital spend for most of our business.
Restructuring our General and Administrative and Operations Support Organizations
Our business in the oil sands has been negatively impacted by the reduction in the price of Alberta heavy crude oil, mainly driven by the current oil sands pipeline capacity constraints. While we continue to operate on many customer sites, our oil sands fleet is currently underutilized. Our customers have reduced spending by insourcing certain mine support activities and by delaying or indefinitely postponing capital expenditures including mine expansions and major growth projects. As a result of these factors, we have experienced a reduction in demand resulting in lower revenues and weaker-than-expected financial performance over the past two years.
With the lower demand and to further streamline our organization and business processes, we implemented a business restructuring initiative during the three months ended June 30, 2012, which included:

•	Hiring a new President and Chief Executive Office, Martin Ferron;

•	Re-aligning our G&A, Asset Management and Operations Support departments with a focus on supporting our new business model, thus eliminating over 60 salaried positions;

•	Closing our corporate office in Calgary, Alberta and relocating our senior executive team to our Acheson, Alberta office;

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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•
Reducing outsourced equipment maintenance activities and increasing the utilization of our Acheson, Alberta maintenance facility for the more cost effective self-performance of major equipment overhauls;

•	Reducing our equipment maintenance hourly labour costs through a restructuring of our maintenance shift schedule and overtime strategy; and

•	Reducing our site related overhead and camp accommodation costs in Fort McMurray.
As a result of this restructuring, we recorded a $2.8 million charge in G&A expense during the year ended March 31, 2013.
With the exit from the piling and pipeline businesses, we are implementing a further business restructuring initiative to align our G&A and operations support costs to our new business structure. Activities related to the new business restructuring include:

•	The elimination of two Vice Presidents from our Executive team;

•
Further re-alignment of our G&A, Asset Management and Operating Support departments with the size and needs of the new business structure, thus reducing our staffing levels by over 30 salaried positions; and

•	The reduction of our Edmonton, Alberta office space.
We anticipate that this further restructuring will generate a total G&A cost reduction for our fiscal 2014 ongoing operations of approximately $6.0 million, compared to our fiscal 2013 levels.t
Single Business Segment
With the exit of the piling and pipeline businesses we have consolidated the management and support organization of our operations under a single business segment within which our chief operating decision makers will allocate resources and assess the performance of our business going forward.
For all periods presented, the results from piling and pipeline operations and cash flows are included in discontinued operations.
A more detailed discussion of our ongoing business can be found in “Business Overview” in this MD&A.
Canadian Natural Contract
As discussed in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2012, we reached an agreement with Canadian Natural on March 27, 2012, related to amendments to the long-term overburden removal and mining services contract (“the Canadian Natural contract”) at the Horizon Oil Sands mine (“Horizon mine”) near Fort McMurray, Alberta. During the negotiations related to the contract amendment, revenue related to the Canadian Natural contract for the three month periods ended June 30, September 30 and December 31, 2011, was recorded only to the extent of total costs incurred, representing a zero profit margin for these periods. In addition, we recorded a $42.5 million revenue writedown for the three months and year ended March 31, 2011 related to the Canadian Natural contract.
Along with the amending agreement, Canadian Natural committed to accelerate the buyout of approximately 30% of assets that were contractually tied to the Canadian Natural contract (“contract-related assets”), some of which we owned outright and some of which we leased, along with the inventory used by us on the Horizon mine site. We realized $47.0 million in net proceeds from this transaction which was applied against our non-cash working capital. As a result of these transactions, annual operating lease and depreciation costs related to the Canadian Natural contract were reduced by approximately $10.0 to $12.0 million with a corresponding reduction in contract revenue.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Five Year Business Performance
The table below represents select financial data related to our business performance for the past five fiscal years:

	Year ended March 31,
(dollars in thousands except ratios and per share amounts)	2013	2012	2011(1)	2010	2009
Operating Data
Revenue	$544,609	$670,720	$667,037	$665,514	$716,053
Gross profit	33,877	32,007	44,452	133,118	109,037
Gross profit margin	6.2%	4.8%	6.7%	20.0%	15.2%
Operating (loss) income(2)	(16,023)	(14,802)	(11,916)	78,542	(136,240)
Net (loss) income from continuing operations(2)	(28,309)	(25,383)	(29,726)	32,023	(190,418)
Net income (loss) from discontinued operations(2)	26,846	4,221	(4,924)	(3,804)	55,014
Net (loss) income(2)	(1,463)	(21,162)	(34,650)	28,219	(135,404)
Consolidated EBITDA for continuing operations(3)	28,786	36,893	77,142	123,566	86,121
Consolidated EBITDA for discontinued operations(3)	49,474	20,085	6,959	(1,922)	53,325
Consolidated EBITDA(3)	78,260	56,978	84,101	121,644	139,446
Per share information for continuing operations
Net (loss) income - basic	$(0.78)	$(0.70)	$(0.82)	$0.89	$(5.29)
Net (loss) income - diluted	(0.78)	(0.70)	(0.82)	0.87	(5.29)
Per share information for discontinued operations
Net income (loss) - basic	$0.74	$0.12	$(0.14)	$(0.11)	$1.53
Net income (loss) - diluted	0.74	0.12	(0.14)	(0.10)	1.53
Per share information
Net (loss) income - basic	$(0.04)	$(0.58)	$(0.96)	$0.78	$(3.76)
Net (loss) income - diluted	(0.04)	(0.58)	(0.96)	0.77	(3.76)
Balance Sheet Data
Total assets(4)	$507,468	$537,260	$529,281	$599,175	$532,469
Total shareholders' equity	127,944	127,780	147,266	181,058	150,792
Net debt to shareholders' equity(4)(5)	2.4:1	2.4:1	2.1:1	1.2:1	1.4:1

1	Financial results for the year ended March 31, 2011 include a $42.5 million revenue writedown related to the Canadian Natural contract.
2	Financial results for the year ended March 31, 2009 include a goodwill impairment charge of $176.2 million.
3	For a definition of Consolidated EBITDA and reconciliation to net income see "Non-GAAP Financial Measures" and "Consolidated EBITDA" in this MD&A.
4	Total assets and net debt to shareholder's equity have been adjusted to only include assets and net debt associated with continuing operations for all periods presented.
5
Net debt is calculated as the net of Series 1 Debentures, 8 3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities, less cash equivalents.

An analysis of results for each of these fiscal years can be found in the annual MD&A for each corresponding year.

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Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and in situ oil sands projects and we have been providing operations support services to the five producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude3, Suncor4, Shell5, Imperial Oil6 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.
We believe that we operate the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 516 pieces of diversified heavy construction equipment supported by over 455 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.t
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully apply our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and we remain committed to continue expanding our operations outside of the Canadian oil sands.t
We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering, differentiate us from our competition and provide significant value to our customers.t
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:
•site clearing and access road construction;
•site development and underground utility installation;
•construction and relocation of mine site infrastructure;
•stripping, muskeg removal and overburden removal;
•heavy equipment and labour supply;
•material hauling; and
•mine reclamation and tailings pond construction.
In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.
We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on one of our customer's oil sands sites and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands sites.
We believe our competitive strengths are as follows:t

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

3 Syncrude Canada Ltd. (Syncrude) - operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).
4 Suncor Energy Inc. (Suncor).
5 Shell Canada Energy (Shell), a division of Shell Canada Limited, which is the operator of the oil sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Corporation (20%).
6 Imperial Oil Resources Limited. (Imperial Oil).
t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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•	broad service offering across a project's lifecycle;

•	long-term customer relationships; and

•	operational flexibility.
For a complete discussion of our competitive strengths, see the "Business Overview - Competitive Strengths" section of our Annual Information Form ("AIF"), which section is expressly incorporated by reference into this MD&A.
Revenue by Source
Our revenue is generated from two main sources:

•	Operations support services

•	Construction services
Operations support services revenue
Operations support services revenue is mainly generated under long-term contracts and site services contracts as described below. These services support the existing operations of our customers and are generally funded from our customers' operating or maintenance capital budgets. As a result of the less discretionary nature of this type of spending, we tend to experience lower variability in the demand for these services as compared to the demand for construction services. We provide operations support services under either time-and-materials or unit-price contracts depending on such things as the degree of complexity, the completeness of engineering and the required schedule. Generally, projects that are more complex, have engineering that is less complete, or are awarded on short notice are more likely be contracted under a time-and-materials structure.

▪
Long-term contracts. This category consists of contracts with a term of greater than one year and a value of greater than $20.0 million. These are typically unit-price or target-price contracts for overburden removal or reclamation and are reflected in our backlog.

▪
Site services contracts. This category includes our master services agreements and typically does not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. Only the committed volumes under the work authorizations are included in our calculation of backlog.

For the year ended March 31, 2013, operations support services represented 69% of our total revenues, down from 75% and 84% of our total revenue for the years ended March 31, 2012 and March 31, 2011, respectively. The change reflects the impact of insourcing and cost reduction efforts by our clients, as well as increased competition on existing mine sites in the oil sands.
Construction services revenue
Construction services are related to new developments or expansion projects and are generally funded from our customers' capital budgets. As a result of the more discretionary nature of this type of spending, we tend to experience a higher level of variability in the demand for these services as compared to the demand for operational support services. We provide construction services under lump-sum, unit-price, and time-and-materials contracts. The contract value is typically reflected in our backlog if the contract is a lump-sum or unit price and in certain cases, time-and-materials contracts if the scope is defined.
For the year ended March 31, 2013, construction services revenue represented 31% of total revenues, up compared to 25% and 16% for the years ended March 31, 2012 and March 31, 2011, respectively, as several major oil sands projects were sanctioned.
Revenue by End Market
Our revenue is generated from two main end markets:

•	Canadian oil sands

•	Industrial construction
Canadian oil sands market
Our core end-market is the Canadian oil sands where, according to the Canadian Association of Petroleum Producers ("CAPP"), the oil sands represent 97% of Canada's recoverable oil reserves with proven reserves

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of 169 billion barrels. This is the third largest proven oil reserve in the world, next to Saudi Arabia and Venezuela. It is also the world's largest reserve open to private sector investment. In 2012, oil sands production reached 1.8 million barrels per day ("bpd"), representing 55.6% of Canada's total oil production for that same year. CAPP estimates that oil sands production will grow by about 147% to 4.5 million bpd by 2025. CAPP's estimate for oil sands capital spending in 2013 is $23 billion, unchanged from the estimated industry spend in 2012.
Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, requires extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ technology, where bitumen deposits are buried too deep for open pit mining to be cost effective. Operators instead inject steam into the deposit, lowering the viscosity of the bitumen so that the bitumen can be separated from the sand and pumped to the surface, leaving the sand in place. The choice of extraction method is entirely based on the geographic features of the land and the two methods are not interchangeable.
CAPP estimates that approximately half of 2012 oil sands production came from mining projects, while the remaining half came from in situ projects. While the number of active and planned in situ projects far exceeds the number of mining projects, future total production from mining and in situ technology is expected to remain approximately equal according to CAPP and other industry estimates. This reflects the significantly larger size and higher production of the mining projects.t
We support both in situ and mine development projects by providing construction services such as clearing, site preparation and underground utilities installation during the three-to-four-year construction phase. Once the construction phase is completed, we transition into operations support services for customers operating oil sands mines. Our operations support services range from overburden removal to tailings management to site reclamation and continue through the typical 40-year lifecycle of the mine.
In addition, the requirement for operations support services typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits (less overburden and/or higher quality bitumen) to maximize profitability and cash flow at the beginning of their projects. As the mines move through their lifecycle, easy-to-access, high-quality bitumen deposits are depleted and operators must go greater distances and move more material to secure the required volume of oil sand to feed the plant at capacity7. As a result, the total capacity of digging and hauling equipment must increase, together with an increase in the ancillary equipment and services needed to support these activities. In addition, as the mine extends to new areas, operators will often relocate mine infrastructure in order to reduce haul distances. This creates demand for mine construction services in the expansion area, as well as reclamation services to remediate the mined-out area. Accordingly, the demand for operations support services grows, even during periods of stable production, because the geographical footprint of existing mines expands under normal operation.
There are a number of projects related to mine expansions and new developments in the advanced permitting and engineering stages across Canada and we believe this is a strong market for our construction services and operations support services. We believe we are in a position to benefit from the resurgence in mineral exploration spending.t

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
7 As oil sand quality declines (lower quantity of oil per m3 of sand), it is necessary to mine a greater volume to achieve the same volume of produced oil; as overburden thickens (the oil sands seam generally dips to the south), it is necessary to mine a greater volume of overburden to expose the mineable oil sands.

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Current Canadian oil sands business conditions
For the year ended March 31, 2013, 92% of our total revenues were generated from the Canadian oil sands, compared to 94% and 96% of our total revenues for the years ended March 31, 2012 and March 31, 2011, respectively. The drop in mix of revenue generated in the Canadian oil sands is a result of lower operations support services revenue, only partially offset by an increase in construction services revenue.
Operations support services: Following the 2008 economic downturn, oil sands operators shifted their focus from controlling schedules to controlling costs. Some producers re-engineered mine plans to reduce costs, while others intentionally deferred work. In addition to scheduling delays, some customers have insourced certain services that would have otherwise been outsourced. These trends continued to impact our operations support services revenue in fiscal 2013 and have reduced visibility on upcoming demand. While we expect the market for these services to remain competitive in fiscal 2014, we have contracts in place at every major mine site in the oil sands and we have the operational flexibility to quickly respond to changes in our customers' operational support requirements.
Construction services: A significant discount in oil sands crude pricing compared to West Texas Intermediate (WTI) as a result of increasing tight oil production in the United States and Canada, and difficulties in gaining pipeline access to new refining markets are expected to continue impacting oil sands producers in 2013. However, CAPP estimates that 2013 capital expenditures will reach $23 billion, unchanged from their estimate for capital spending in 2012.t
Part of the growth in oil sands capital spending is expected be driven by the development of new mines and the expansion of existing mines. While Suncor has announced that it would not proceed with the Voyageur Upgrader Project8, Suncor and Total9 continue to work as co-owners on progressing the Fort Hills10 and Joslyn North Mine Project11. Suncor has announced that a sanctioning decision on Fort Hills is expected later in 2013 and that current activities are focused on design engineering, site preparation, and long-lead items. At the Joslyn North Mine Project, design engineering and site preparation activities are also underway but no timeline for a sanctioning decision has been provided. Both Canadian Natural and Imperial Oil have announced 2013 capital spending plans related to production capacity expansions at Horizon12 and Kearl13, respectively, and Syncrude announced increased 2013 capital spending plans related to tailings management initiatives and mine relocation projects at both the Aurora14 and Mildred Lake Mines15.t
A number of in-situ projects are also proceeding with initial construction and expansion phases, including Hangingstone16, Sunrise17, Surmont18, Foster Creek and Christina Lake projects19, as well as Devon Canada's20 Jackfish projects.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.
8 Voyageur Upgrader Project (Suncor Voyageur), a wholly owned and operated Suncor project. Formerly a joint venture amongst Suncor (51%) and Total (49%).
9 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.
10 Fort Hills LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (40.8%), Total (39.2%) and Teck Resources Ltd. (20%). Suncor is the operator of the oil sands mining operations of Fort Hills.
11 Joslyn North Mine Project (Total Joslyn), a joint venture amongst Total (38.25%), Suncor (36.75%), Occidental Petroleum Corporation (15%) and Inpex Corporation (10%). Total is the operator oil sands mining and extraction operations of the Joslyn North Mine Project.
12 Horizon Oil Sands Project, a wholly owned and operated Canadian Natural project.
13 Kearl Oil Sands Project, jointly owned between Imperial Oil Resources (70%) and ExxonMobil Ltd. (30%). Imperial Oil is the operator.
14 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.
15 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.
16 Hangingstone Project, a steam-assisted gravity drainage (SAGD) project, is wholly owned and operated by Athabasca Oil Corporation (Athabasca Oil).
17 Sunrise Energy Project (Sunrise) is a 50/50 joint venture with Husky Energy Inc.'s (Husky Energy) and BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.
18 Surmount Oil Sand in situ project (Surmont) is a 50/50 joint venture between ConocoPhillips Canada Resources Corporation's (ConocoPhillips), a wholly owned subsidiary of ConocoPhillips Company, and Total. ConocoPhillips Canada is the project operator.
19 Cenovus Energy Inc. (Cenovus Energy) is the operator of the Foster Creek and Christina Lake Oil Sands Projects. Both projects are 50/50 joint ventures with ConocoPhillips.
20 Jackfish projects are operated by Devon Canada. Devon Canada Corporation (Devon Canada) is a wholly owned subsidiary of Devon Energy Corporation.

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While these anticipated 2013 oil sands capital spending activity levels are likely to drive strong demand for construction services and provide additional bidding opportunities, many of the projects are subject to approvals and could be impacted by changing market conditions. In addition, not all of the construction demand will be directly related to NACG's core heavy civil construction service offering and the market for these services remains competitive.
Industrial construction market
Beyond our oil sands construction activities, we pursue a variety of industrial construction opportunities. For the year ended March 31, 2013, 8% of our total revenues were generated from the industrial construction market, compared to 6% and 4% of our total revenues for the years ended March 31, 2012 and March 31, 2011, respectively. The resource mining industry is of special interest to us with Canada being one of the largest mining nations in the world and our significant experience providing construction and operation support services to customers with large surface mining projects.
The conventional oil and gas industry is another market for us with major industrial construction projects that create opportunities to provide construction services. We have expertise providing site development for plants and refineries. For example, we have been providing piping and other heavy civil works services to CCRL's21 heavy oil upgrader revamp and expansion project in Regina for the past three years.
Current industrial construction business conditions
The increase in the mix of revenue generated from the industrial construction market reflects improved activity levels in the industrial sector.
According to Natural Resources Canada, despite the expectation for exploration and deposit appraisal expenditures in Canada to decline to $3.3 billion in 2013, from the record level of $4.2 billion in 2011, spending is still well above the cyclical low of $1.9 billion in 2009 and the 2010 level of $2.8 billion.
In addition, the drop in exploration expenditures to $2.2 billion in 2012 was partly offset by an increase in expenditures for deposit appraisal activities to advance projects toward a production decision, which reached a record level of $1.6 billion. Expenditures for deposit appraisal are also expected to be $1.6 billion in 2013.t
Our Strategy
Our strategy is to be an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments.
For a discussion on how we will implement our strategy see the "Our Strategy" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

21 Consumers Co-operative Refinery Limited (CCRL) is a wholly owned subsidiary of Federation Co-operatives Limited.
t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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C. FINANCIAL RESULTS
Summary of Consolidated Annual Results

	Year Ended March 31,
(dollars in thousands, except per share amounts)	2013	% of Revenue	2012	% of Revenue	2011	% of Revenue	2013 vs 2012 Change	2013 vs 2011 Change
Revenue	$544,609	100.0%	$670,720	100.0%	$667,037	100.0%	$(126,111)	$(122,428)
Project costs	244,444	44.9%	310,463	46.3%	284,241	42.6%	(66,019)	(39,797)
Equipment costs	193,843	35.6%	220,738	32.9%	234,933	35.2%	(26,895)	(41,090)
Equipment operating lease expense	34,723	6.4%	62,870	9.4%	68,349	10.2%	(28,147)	(33,626)
Depreciation	37,722	6.9%	44,642	6.7%	35,062	5.3%	(6,920)	2,660
Gross profit	33,877	6.2%	32,007	4.8%	44,452	6.7%	1,870	(10,575)
Select financial information:
General and administrative expenses (excluding stock based compensation)	40,457	7.4%	43,596	6.5%	40,569	6.1%	(3,139)	(112)
Stock based compensation expense (benefit)	3,619	0.7%	(2,263)	(0.3)%	8,156	1.2%	5,882	(4,537)
Operating loss	(16,023)	(2.9)%	(14,802)	(2.2)%	(11,916)	(1.8)%	(1,221)	(4,107)
Interest expense	23,743	4.4%	22,146	3.3%	22,533	3.4%	1,597	1,210
Net loss from continuing operations	(28,309)	(5.2)%	(25,383)	(3.8)%	(29,726)	(4.5)%	(2,926)	1,417
Net income (loss) from discontinued operations	26,846	4.9%	4,221	0.6%	(4,924)	(0.7)%	22,625	31,770
Net loss	(1,463)	(0.3)%	(21,162)	(3.2)%	(34,650)	(5.2)%	19,699	33,187
Basic per share information (no dilutive effect):
Net loss from continuing operations	$(0.78)		$(0.70)		$(0.82)		$(0.08)	$0.04
Net income (loss) from discontinued operations	$0.74		$0.12		$(0.14)		$0.62	$0.88
Net loss	$(0.04)		$(0.58)		$(0.96)		$0.54	$0.92
EBITDA(1)	$77,863	14.3%	$56,542	8.4%	$31,873	4.8%	$21,321	$45,990
Consolidated EBITDA(1)(as defined within the credit agreement)	$78,260	14.4%	$56,978	8.5%	$84,101	12.6%	$21,282	$(5,841)

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Year Ended March 31,
(dollars in thousands)	2013	2012	2011
Net loss from continuing operations	$(28,309)	$(25,383)	$(29,726)
Adjustments:
Interest expense	23,743	22,146	22,533
Income tax benefit	(8,836)	(9,235)	(5,105)
Depreciation	37,722	44,642	35,062
Amortization of intangible assets	3,694	4,287	2,150
EBITDA from continuing operations	$28,014	$36,457	$24,914
Adjustments:
Unrealized gain on derivative financial instruments	(2,705)	(2,382)	(2,305)
Loss on disposal of property, plant and equipment	2,628	1,741	1,948
Loss (gain) on disposal of assets held for sale	98	(466)	825
Stock-based compensation expense	1,347	1,629	2,191
Equity in (earnings) loss of unconsolidated joint venture	(596)	(86)	2,720
Loss on debt extinguishment	—	—	4,324
Revenue writedown on Canadian Natural project	—	—	42,525
Consolidated EBITDA from continuing operations	$28,786	$36,893	$77,142
Consolidated EBITDA from discontinued operations	$49,474	$20,085	$6,959
Consolidated EBITDA	$78,260	$56,978	$84,101

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Analysis of Annual Results from Continuing Operations
As discussed in “Significant Business Events - Divestiture of Piling Related Assets and Liabilities” and “Significant Business Events - Divestiture of Pipeline Related Assets” in this MD&A, under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.
Revenue
For the year ended March 31, 2013, revenue was $544.6 million, down from $670.7 million for the year ended March 31, 2012 and $667.0 million in the year ended March 31, 2011. The decrease from fiscal 2012 and fiscal 2011 primarily reflects a reduction in demand for heavy civil construction and mine support service activities performed at the Jackpine and Muskeg River mines. Also contributing to the decrease was a reduction of earthworks activity at the Co-op refinery in Saskatchewan, reduced overburden volumes at the Millennium mine and reduced demand for tailings and environmental construction services in the oil sands. The prior two year's activity included earthworks performed at the Blackgold steam assisted, gravity driven ("SAGD") project. Partially offsetting the decrease in activity at those sites was increased heavy civil construction activity at the Base Plant mine, increased site development activity at both the Joslyn mine and Dover SAGD site and above-ground steel construction activity performed at the Mt. Milligan Copper / Gold mine project (the “Mt. Milligan project”) in Northern British Columbia. Overburden removal activity at the Horizon mine returned to normal operating levels in the current year after the suspension of activity part way through fiscal 2012 and the $42.5 million revenue write-down related to the Canadian Natural contract in fiscal 2011.
Gross profit
For the year ended March 31, 2013, gross profit was $33.9 million (6.2% of revenue), up from $32.0 million (4.8% of revenue) in the previous year and down from $44.5 million (6.7% of revenue) in the year ended March 31, 2011. The increase in gross profit and margin in the current period compared to the prior year reflects the return to profit recognition for overburden removal activity at the Horizon mine and a reduction in unrecovered equipment costs allocated to projects in the current year ($30.7 million, down from $49.5 million during fiscal 2012), driven by lower equipment maintenance and operating lease costs. The negative affect of the Canadian Natural contract revenue write-down was included in the fiscal 2011 gross profit.
Project costs of $244.4 million represented 44.9% of revenue during the year ended March 31, 2013, down from 46.3% for the year ended March 31, 2012 and up from 42.6% for the year ended March 31, 2011. The decrease in project costs as a percentage of revenue, compared to fiscal 2012, is attributable to the return to normal operational volumes of overburden removal activity at the Horizon mine compared to the previous year, where Canadian Natural suspended activity for a portion of the year due to a production facility fire. The increase in project costs as a percentage of revenue, compared to fiscal 2011, reflects the significant increase in construction services, which requires a larger component of labour and material expenses, compared to strong volumes of operations support services performed on multiple oil sands sites in the previous year.
Equipment costs of $193.8 million represented 35.6% of revenue during the year ended March 31, 2013, up from 32.9% in the year ended March 31, 2012 and 35.2% for the year ended March 31, 2011. The increase in equipment costs as a percentage of revenue in fiscal 2013 compared to fiscal 2012 and fiscal 2011 reflects the return to normal, equipment-intensive overburden removal volumes at the Horizon mine partially offset by a reduction in equipment costs specific to the Canadian Natural contract due to the prior year purchase of certain contract-related assets (as discussed in “Significant Business Events - Canadian Natural Contract”). In addition, a reduction in equipment maintenance spending in the current year resulted in a decrease in unrecovered equipment costs from projects during the year ended March 31, 2013, to $32.5 million, compared to $60.4 million during the same period last year. Unrecovered equipment costs were $8.0 million for fiscal 2011, reflecting higher demand for of our larger-size equipment fleet.
Equipment operating lease expense was $34.7 million for the year ended March 31, 2013, down from $62.9 million and $68.3 million in the years ended March 31, 2012 and March 31, 2011, respectively. The decrease in operating lease expense in fiscal 2013 compared to fiscal 2012 and 2011 reflects the benefits from the buyout of certain operating leases during fiscal 2013, as part of our plan to right size our equipment fleet, the refinancing of certain operating leases to capital leases and the benefit from the fiscal 2012 sale of contract-related assets to Canadian Natural. (Each of these events are discussed in more detail in the "Significant Business Events" section of this MD&A). Operating lease expense in the current period also includes a $1.3 million benefit from the reduction in over hour liability requirements, driven by lower operating hours on some of our larger-sized leased equipment. The prior

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year operating lease expense includes a $7.0 million benefit, driven mainly by the suspension of overburden removal activity at the Horizon mine. Operating lease expense for the year ended March 31, 2011 included a $1.5 million benefit.
Depreciation for the year ended March 31, 2013 was $37.7 million (6.9% of revenue) down from $44.6 million (6.7% of revenue) for the year ended March 31, 2012 and up from $35.1 million (5.3% of revenue) for the year ended March 31, 2011. We recorded a $3.8 million asset impairment charge to depreciation in the current year, specific to the impairment of certain older pieces of equipment in our fleet that were under-performing compared to our targeted reliability levels. This compares to the recording of a $9.8 million impairment charge to depreciation in the year ended March 31, 2012, specific to an older fleet of under-performing trucks and a $1.0 million impairment charge recorded in the year ended March 31, 2011.
Operating loss
For the year ended March 31, 2013, operating loss was $16.0 million, compared to an operating loss of $14.8 million during the year ended March 31, 2012 and an operating loss of $11.9 million during the year ended March 31, 2011. During the 2011 fiscal year, revenue and gross profit were reduced by the $42.5 million revenue writedown related to the Canadian Natural contract.
G&A expense (excluding stock based compensation expense) was $40.5 million for the year ended March 31, 2013, down from $43.6 million in the year ended March 31, 2012 and $40.6 million for the year ended March 31, 2011. The current year G&A reflects benefits from our business restructuring activities initiated earlier this year, offset by a $2.8 million restructuring charge and a $3.6 million increase in short term employee incentive costs. Current year short term employee incentive costs were $1.8 million higher than in fiscal 2011.
Stock based compensation expense increased $5.9 million over fiscal 2012, resulting from corresponding fluctuations in our share price. The current year stock based compensation expense was $4.5 million lower than the fiscal 2011 expense reflecting a lower share price.
Net loss from continuing operations
For the year ended March 31, 2013, we recorded a loss of $28.3 million (basic and diluted loss per share of $0.78), compared to a net loss of $25.4 million (basic and diluted loss per share of $0.70) and a net loss of $29.7 million (basic and diluted loss per share of $0.82) for the years ended March 31, 2012 and 2011, respectively. Non-cash, non-recurring items affecting net income in both the current and prior-year periods includes non-cash gains on embedded derivatives. The non-cash, non-recurring items benefitting prior-year results included the reversal of the embedded derivative in the Canadian Natural contract, resulting from changes to the pricing structure of the contract. This impact was partially offset by unrealized losses on embedded derivatives in certain long-term supplier contracts. Non-cash, non-recurring items affecting results for the year ended March 31, 2011 included the $42.5 million revenue write-down ($31.8 million after-tax loss) related to the Canadian Natural contract unrealized gains on embedded derivatives in certain supplier contracts and our long-term overburden removal contract. These gains were offset by the write-off of deferred financing costs on the settlement of the 8 3/4% senior notes and losses on the cross-currency and interest rate swaps. Excluding non-cash items in the current and prior-year periods, net loss would have been $30.3 million (basic and diluted loss per share of $0.84) for the year ended March 31, 2013 compared to a net loss of $27.2 million (basic and diluted loss per share of $0.75) and net income of $4.3 million (basic and diluted earnings per share of $0.12) for the respective prior year periods.
Analysis of Consolidated Annual Net Loss
For the year ended March 31, 2013, we recorded a net loss of $1.5 million (basic and diluted loss per share of $0.04), compared to net loss of $21.2 million (basic and diluted loss per share of $0.58) for the year ended March 31, 2012 and net loss of $34.7 million (basic and diluted loss per share of $0.96) for the year ended March 31, 2011. Non-cash, non-recurring items affecting current year results included unrealized gains on embedded derivatives in certain long-term customer contracts. Excluding the non-cash items, net loss would have been $3.5 million (basic and diluted loss per share of $0.10) for the year ended March 31, 2013.
In the 2012 fiscal year, net loss was $21.2 million (basic and diluted loss per share of $0.58). The non-cash, non-recurring items benefitting prior-year results included the reversal of the embedded derivative in the Canadian Natural contract, resulting from changes to the pricing structure of the contract. This impact was partially offset by unrealized losses on embedded derivatives in certain long-term supplier contracts. Excluding the non-cash items, net loss would have been $23.0 million (basic and diluted loss per share of $0.63) for the year ended March 31, 2012.

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In the 2011 fiscal year, the net loss was $34.7 million (basic and diluted loss per share of $0.96), largely due to the $42.5 million revenue write-down ($31.8 million after-tax loss) related to the Canadian Natural contract. Excluding only the revenue write-down, net loss would have been $2.9 million (basic and diluted loss per share of $0.08) for the year ended March 31, 2011. Non-cash, non-recurring items affecting results included unrealized gains on embedded derivatives in certain supplier contracts and our long-term overburden removal contract. These gains were offset by the write-off of deferred financing costs on the settlement of the 8 3/4% senior notes and losses on the cross-currency and interest rate swaps. Excluding the non-cash items, net loss for the year ended March 31, 2011 would have been $0.7 million (basic and diluted loss per share of $0.02).

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Summary of Consolidated Three Month Results

	Three Months Ended March 31,
(dollars in thousands, except per share amounts)	2013	% of Revenue	2012	% of Revenue	Change
Revenue	$130,281	100.0%	$181,094	100.0%	$(50,813)
Project costs	51,784	39.7%	85,606	47.3%	(33,822)
Equipment costs	50,999	39.1%	61,631	34.0%	(10,632)
Equipment operating lease expense	6,414	4.9%	14,977	8.3%	(8,563)
Depreciation	12,138	9.3%	19,781	10.9%	(7,643)
Gross profit (loss)	8,946	6.9%	(901)	(0.5)%	9,847
Select financial information:
General and administrative expenses (excluding stock based compensation)	10,122	7.8%	11,713	6.5%	(1,591)
Stock based compensation expense (recovery)	2,410	1.8%	(679)	(0.4)%	3,089
Operating loss	(6,489)	(5.0)%	(13,601)	(7.5)%	7,112
Interest expense	5,892	4.5%	5,690	3.1%	202
Net loss from continuing operations	(9,226)	(7.1)%	(13,413)	(7.4)%	4,187
Net income (loss) from discontinued operations	4,559	3.5%	(3,464)	(1.9)%	8,023
Net loss	(4,667)	(3.6)%	(16,877)	(9.3)%	12,210
Basic per share information (no dilutive effect):
Net loss from continuing operations	$(0.26)		$(0.37)		$0.11
Net income (loss) from discontinued operations	$0.13		$(0.10)		$0.23
Net loss	$(0.13)		$(0.47)		$0.34
EBITDA(1)	$15,693	12.0%	$7,828	4.3%	$7,865
Consolidated EBITDA(1)(as defined within the credit agreement)	$18,003	13.8%	$7,561	4.2%	$10,442

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended March 31,
(dollars in thousands)	2013	2012
Net loss from continuing operations	$(9,226)	$(13,413)
Adjustments:
Interest expense	5,892	5,690
Income tax benefit	(2,992)	(4,438)
Depreciation	12,138	19,781
Amortization of intangible assets	894	886
EBITDA from continuing operations	$6,706	$8,506
Adjustments:
Unrealized gain on derivative financial instruments	(110)	(1,422)
Loss on disposal of property, plant and equipment	1,831	1,040
Gain (loss) on disposal of assets held for sale	178	(10)
Stock-based compensation expense	348	375
Equity in earnings on consolidated joint venture	—	(250)
Consolidated EBITDA for continuing operations	$8,953	$8,239
Consolidated EBITDA for discontinued operations	$9,050	$(678)
Consolidated EBITDA	$18,003	$7,561

2013 Management's Discussion and Analysis 18

NOA

Analysis of Three Month Results from Continuing Operations
As discussed in “Significant Business Events - Divestiture of Piling Related Assets and Liabilities” and “Significant Business Events - Divestiture of Pipeline Related Assets” in this MD&A, under US GAAP we have classified the current and prior period results from our piling and pipeline related operations as “Results from discontinued operations” and excluded these results from our presentation and discussion of results from continuing operations.
Revenue
For the three months ended March 31, 2013, consolidated revenue was $130.3 million, down from $181.1 million in the same period last year. The change primarily reflects a reduction in reclamation, heavy civil, and mine services activities at the Jackpine and Muskeg River mines. Also contributing to the decrease was a reduction in site development activity at the Joslyn mine, the completion of structural steel construction on the Mt. Milligan Copper/Gold project and reduced demand for tailings and environmental services in the oil sands. Prior year revenue also benefited from site development activity performed at the Dover SAGD site. Partially offsetting the decrease in activity at those sites was increased early works activity at the Quest carbon capture and storage (“CCS”) project and the commencement of mine services activity at the Kearl mine.
Gross profit (loss)
For the three months ended March 31, 2013, gross profit was $8.9 million or 6.9% of revenue, up from a gross loss of $0.9 million during the same period last year.
Project costs of $51.8 million represented 39.7% of revenue for the three months ended March 31, 2013, down from 47.3% in the same period last year. The decrease reflects the larger mix of more equipment intensive mine services and overburden removal activities compared to last year.
Equipment costs of $51.0 million represented 39.1% of revenue during the three months ended March 31, 2013, up from 34.0% in the same period last year. The increase reflects the work mix impact discussed above. Partially offsetting the increase in equipment costs was a reduction in unrecovered equipment costs to $7.4 million, compared to $22.7 million in the same period last year, mainly driven by reduced maintenance costs and lower operating lease expense.
Equipment operating lease expense was $6.4 million during the three months ended March 31, 2013 down from $15.0 million in the same period last year reflecting the benefits from the buyout of certain operating leases during fiscal 2013, as part of our plan to right size our equipment fleet, the refinancing of certain operating leases to capital leases and the benefit from the fiscal 2012 sale of contract-related assets to Canadian Natural (Each of these events are discussed in more detail in the "Significant Business Events" section of this MD&A).
Depreciation of $12.1 million represented 9.3% of revenue for the three months ended March 31, 2013, down from $19.8 million, or 10.9% of revenue last year. We recorded a $3.3 million asset impairment charge to depreciation in the current period specific to the impairment of certain older pieces of equipment in our fleet that were under-performing compared to our targeted reliability levels. This compares to the recording of a $9.8 million impairment charge to depreciation in the prior period, specific to an older fleet of under-performing trucks.
Operating loss
For the three months ended March 31, 2013, operating loss was $6.5 million, compared to an operating loss of $13.6 million during the same period last year. G&A expense (excluding stock based compensation expense) was $10.1 million for the three months ended March 31, 2013, down from $11.7 million in the same period last year, reflecting benefits from our business restructuring activities partially offset by a $3.7 million increase in short-term employee incentive costs in the current period. Stock based compensation expense increased by $3.1 million compared to fiscal 2012, reflecting corresponding fluctuations in our share price.
Net loss from continuing operations
For the three months ended March 31, 2013, net loss from continuing operations was $9.2 million (basic and diluted loss per share of $0.26), compared to a net loss of $13.4 million (basic and diluted loss per share of $0.37) during the same period last year. Non-cash, non-recurring items affecting net income in both the current and prior periods included non-cash gains on embedded derivatives. Excluding these non-cash items in the current and prior-year periods, net loss would have been $9.3 million (basic and diluted loss per share of $0.26) compared to a net loss of $14.5 million (basic and diluted loss per share of $0.40) during the comparable prior year period.

2013 Management's Discussion and Analysis 19

NOA

Analysis of Consolidated Three Month Net Loss
For the three months ended March 31, 2013, we recorded a net loss of $4.7 million (basic and diluted loss per share of $0.13), compared to a net loss of $16.9 million (basic and diluted loss per share of $0.47) during the same period last year. Non-cash, non-recurring items affecting net income in both the current and prior periods included non-cash gains on embedded derivatives. Excluding these non-cash items in the current and prior-year, net loss would have been $4.7 million (basic and diluted loss per share of $0.13) down from a net loss of $18.0 million (basic and diluted loss per share of $0.50).
NET GAIN (LOSS) FROM DISCONTINUED OPERATIONS
Summary of Piling Discontinued Operations Results
The statement of operations for discontinued piling operations are detailed in the table below:

	Three months ended March 31,		Year ended March 31,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012	2011
Revenue	$47,267	$52,914	$236,459	$185,321	$105,559
Project costs	32,833	39,210	172,593	136,080	84,175
Equipment operating lease expense	579	579	2,315	2,315	1,071
Depreciation	706	820	3,592	3,213	3,828
Gross profit	$13,149	$12,305	$57,959	$43,713	$16,485
General and administrative expenses	3,218	3,285	12,451	11,696	9,654
Amortization of intangible assets	351	353	1,408	1,415	1,390
Operating income	$9,580	$8,667	$44,100	$30,602	$5,441
Interest expense	1,931	1,849	7,639	7,129	6,408
Income (loss) before income taxes	$7,649	$6,818	$36,461	$23,473	$(967)
Deferred income tax expense	1,950	1,828	9,295	6,294	46
Net income (loss) from discontinued operations	$5,699	$4,990	$27,166	$17,179	$(1,013)

Net income (loss) per share	$0.16	$0.14	$0.75	$0.47	$(0.03)
Analysis of Piling Discontinued Operations Results
Revenue
Revenue from discontinued piling operations includes activity from our piling, foundation, pipeline anchor and tank services businesses. Revenue for the year ended March 31, 2011 includes activity from our piling and foundation businesses and the partial year contribution of pipeline anchor and tank services activity from the acquisition of Cyntech Corporation in November 2010.
Gross profit
Gross profit from discontinued piling operations was generated from activity related to our piling, foundation, pipeline anchor and tank services businesses.
Operating lease expense reflects the financing of heavy equipment specific to the piling operations.
Depreciation expense reflects the depreciation of property, plant and equipment costs while the piling operations were part of ongoing operations. With the recording of the piling assets as assets held for sale for the year ended March 31, 2013, no further depreciation will be recorded.
Operating income
G&A recorded for discontinued piling operations represents direct operations management, finance and facility costs for the piling business.
Interest expense
Under the terms of our current fourth amended and restated credit agreement, 50% of the net proceeds from all asset sales must be used to repay our Term A Facility, once the Term B Facility is fully repaid. Interest expense recorded for discontinued piling operations for all three years represents the interest on the Term A Facility balance that is expected to be repaid from the net proceeds of the piling asset sales. Other interest expense that is not directly attributable to or related to piling operations has been allocated based on a ratio of net assets to be sold to total consolidated net assets.

2013 Management's Discussion and Analysis 20

NOA

Income tax expense
For the three months ended March 31, 2013, we recorded a deferred income tax expense of $2.0 million, compared to deferred income tax expense of $1.8 million for the three months ended March 31, 2012.
For the year ended March 31, 2013, we recorded a deferred income tax expense of $9.3 million, compared to a combined income tax expense of $6.3 million for the year ended March 31, 2012 and a combined income tax expense of $nil for the year ended March 31, 2011.
Net income (loss)
Net income from discontinued piling operations for the three months ended March 31, 2013 was $5.7 million (basic and diluted income per share of $0.16), compared to net income for the three months ended March 31, 2012 of $5.0 million (basic and diluted income per share of $0.14).
Net income from discontinued piling operations for the year ended March 31, 2013 was $27.2 million (basic and diluted income per share of $0.75), compared to a net income of $17.2 million (basic and diluted income per share of $0.47) and net loss of $1.0 million (basic and diluted loss per share of $0.03) for the years ended March 31, 2012 and March 31, 2011, respectively.
Summary of Pipeline Discontinued Operations Results
The statement of operations for discontinued pipeline operations are detailed in the table below:

	Three months ended March 31,		Year ended March 31,
(dollars in thousands, except per share amounts)	2013	2012	2013	2012	2011
Revenue	$(3,279)	$48,498	$35,901	$150,504	$85,452
Project costs	(1,958)	58,673	36,090	164,278	87,703
Depreciation	—	360	196	1,045	550
Gross loss	$(1,321)	$(10,535)	$(385)	$(14,819)	$(2,801)
General and administrative expenses	312	343	1,246	1,371	1,449
Gain on disposal of property, plant and equipment	63	—	(375)	—	—
Recovery of previously expensed tools, supplies and equipment parts	—	—	(1,095)	—	—
Gain on sale of inventory	(46)	—	(714)	—	—
Operating (loss) income	$(1,650)	$(10,878)	$553	$(16,190)	$(4,250)
Interest expense	—	262	700	1,050	1,050
Loss before income taxes	$(1,650)	$(11,140)	$(147)	$(17,240)	$(5,300)
Deferred income tax (benefit) expense	(510)	(2,686)	173	(4,282)	(1,389)
Net loss from discontinued operations	$(1,140)	$(8,454)	$(320)	$(12,958)	$(3,911)

Net loss per share from discontinued operations	$(0.03)	$(0.23)	$(0.01)	$(0.36)	$(0.11)
Analysis of Pipeline Discontinued Operations Results
Revenue
Revenue included pipeline maintenance and integrity work performed prior to the execution of the sale agreement for the pipeline related assets (as discussed in “Significant Business Events - Divestiture of Pipeline Related Assets”) and project closeout activities for a pipeline construction project. Revenue for the three months and year ended March 31, 2013 included a $3.5 million accounting adjustment which reduced both revenue and project costs by the same amount. Revenue earned during the year ended March 31, 2012 resulted from work performed on three large-diameter pipeline construction projects. Activity during fiscal 2011 included the substantial completion of two large-diameter pipeline projects in Northern British Columbia.
Gross loss
Gross loss for the three months ended March 31, 2013 reflected project close out adjustments related to projects completed earlier in the year. Prior year losses resulted from higher-than-anticipated cost escalations on material and site overhead for the two large-diameter pipeline projects underway during that period.
Gross loss for the year ended March 31, 2013 reflects losses recorded as part of the project closeout activities on a pipeline construction project partially offset by profitable pipeline maintenance and integrity work. Prior year losses resulted from weak performance on large-diameter pipeline construction projects as a result of schedule delays, rising costs and unseasonably inclement weather.

2013 Management's Discussion and Analysis 21

NOA

Operating (loss) income
The gain on disposal of PP&E in the three months ended March 31, 2013 reflects small adjustments to the PP&E assets that were sold on November 22, 2012 (as discussed in “Significant Business Events - Discontinued Operations / Divestiture of Pipeline Related Assets”).
Gain on disposal of property, plant and equipment ("PP&E) for the year ended March 31, 2013 reflects the gain recorded on the sale of pipeline related assets (as discussed in “Significant Business Events - Divestiture of Pipeline Related Assets”).
Recovery of tools, supplies and equipment parts for the year ended March 31, 2013 reflects the sale of project materials, previously expensed as project costs, included in the sale of the pipeline-related assets.
Gain on sale of inventory for the year ended March 31, 2013 reflects the sale of project materials held in inventory which were included in the sale of the pipeline related assets.
Interest expense
Under the terms of our current fourth amended and restated credit agreement, the net proceeds from all asset sales must be used to repay our Term B Facility. Interest expense recorded for discontinued pipeline operations represents the interest on the portion of the Term B Facility repaid from the net proceeds of the sale of the pipeline assets.
Income tax (benefit) expense
For the three months ended March 31, 2013, we recorded a deferred income tax benefit of $0.5 million, compared to a deferred income tax benefit of $2.7 million for the three months ended March 31, 2012.
For the year ended March 31, 2013, we recorded a deferred income tax expense of $0.2 million from discontinued operations, compared to a deferred income tax benefit of $4.3 million and a deferred income tax benefit of $1.4 million for the years ended March 31, 2012 and March 31, 2011, respectively.
Net loss
Net loss from discontinued pipeline operations for the three months ended March 31, 2013 was $1.1 million (basic and diluted loss per share of $0.03), compared to a net loss of $8.5 million (basic and diluted loss per share of $0.23).
Net loss from discontinued pipeline operations for the year ended March 31, 2013 was $0.3 million (basic and diluted loss per share of $0.01), compared to a net loss of $13.0 million (basic and diluted loss per share of $0.36) and $3.9 million (basic and diluted loss per share of $0.11) for the years ended March 31, 2012 and March 31, 2011, respectively.
Consolidated EBITDA from discontinued operations
A reconciliation from net income from discontinued operations to EBITDA and Consolidated EBITDA from discontinued operations is as follows:

	Three Months Ended March 31,		Year Ended March 31,
(dollars in thousands)	2013	2012	2013	2012	2011
Net income (loss) from discontinued operations	$4,559	$(3,464)	$26,846	$4,221	$(4,924)
Adjustments:
Interest expense	1,931	2,111	8,339	8,179	7,458
Income tax expense (benefit)	1,440	(858)	9,468	2,012	(1,343)
Depreciation	706	1,180	3,788	4,258	4,378
Amortization of intangible assets	351	353	1,408	1,415	1,390
EBITDA from discontinued operations	$8,987	$(678)	$49,849	$20,085	$6,959
Adjustments:
Loss (gain) on disposal of property, plant and equipment	63	—	(375)	—	—
Consolidated EBITDA from discontinued operations	$9,050	$(678)	$49,474	$20,085	$6,959

2013 Management's Discussion and Analysis 22

NOA

Non-Operating Income and Expense for Continuing Operations

	Three Months Ended March 31,			Year Ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
Interest expense
Long term debt
Interest on 8 3/4% senior notes and swaps	$—	$—	$—	$—	$—	$1,238	$—	$(1,238)
Interest on capital lease obligations	696	97	599	1,925	425	643	1,500	1,282
Amortization of deferred financing costs	377	393	(16)	1,607	1,591	1,609	16	(2)
Interest on credit facilities	1,008	1,353	(345)	4,414	4,547	2,992	(133)	1,422
Interest on Series 1 Debentures	3,833	3,811	22	15,230	15,255	15,089	(25)	141
Interest on long term debt	$5,914	$5,654	$260	$23,176	$21,818	$21,571	$1,358	$1,605
Other interest	(22)	36	(58)	567	328	962	239	(395)
Total Interest expense	$5,892	$5,690	$202	$23,743	$22,146	$22,533	$1,597	$1,210
Foreign exchange (gain) loss	(53)	(18)	(35)	84	52	(1,659)	32	1,743
Unrealized loss (gain) on derivative financial instruments
Unrealized loss on cross-currency and interest rate swaps	$—	$—	$—	$—	$—	$2,111	$—	$(2,111)
Unrealized gain on embedded price escalation features in a long term customer construction contract	—	—	—	—	(5,877)	(604)	5,877	604
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(110)	(1,422)	1,312	(2,705)	3,495	(3,812)	(6,200)	1,107
Total unrealized gain on derivative financial instruments	$(110)	$(1,422)	$1,312	$(2,705)	$(2,382)	$(2,305)	$(323)	$(400)
Loss on debt extinguishment	—	—	—	—	—	4,346	—	(4,346)
Income tax (benefit) expense	(2,992)	(4,438)	1,446	(8,836)	(9,235)	(5,105)	399	(3,731)
Interest expense for ongoing operations
In accordance with GAAP, interest expense on debt repaid from net proceeds from assets held for sale, as it relates to assets from discontinued operations, should be recorded under results from discontinued operations, if the terms of the debt require debt repayment from asset sales triggered by discontinued operations. Under the terms of our fourth amended and restated credit agreement, net proceeds from asset sales must be used to repay the Term B Facility and 50% of net proceeds from asset sales must be used to repay our Term A Facility, once the Term B Facility is fully repaid.
Interest expense recorded in "Results from discontinued operations" was $1.9 million and $2.1 million for the three months ended March 31, 2013 and 2012, respectively, reflecting the interest related to the amount of the term facilities repaid (or expected to be repaid) from the net proceeds of the asset sales of the two discontinued operations and the allocation of interest on debt associated with piling. Interest expense recorded in "Results from discontinued operations" was $8.3 million, $8.2 million and $7.5 million for the years ended March 31, 2013, 2012 and 2011, respectively, reflecting the interest related to the amount of the term facilities repaid (or expected to be repaid) from the net proceeds of the asset sales of the two discontinued operations. These amounts are excluded from the interest reported in the table, above.

2013 Management's Discussion and Analysis 23

NOA

In the three months ended March 31, 2013, total interest expense was $5.9 million, comparable to the $5.7 million interest expense in the previous year. The increased interest expense on capital lease obligations was a result of the refinancing of operating leases to capital leases while the reduction in interest expense on credit facilities reflects the benefit from the accelerated repayment of the Term B Facility offset by an increase in the combined weighted average interest rates on all credit facilities for both the three months and year ended March 31, 2013 to 7.5% up from 6.0% for all prior year periods.
In the year ended March 31, 2013, total interest expense for continuing operations was $23.7 million, up from the $22.1 million and $22.5 million in interest expense for the years ended March 31, 2012 and March 31, 2011, respectively. The increased interest expense on capital lease obligations was a result of the refinancing of operating leases to capital leases in the current year, while the interest expense reduction on credit facilities compared to the year ended March 31, 2012 reflects the benefit from the accelerated repayment of the Term B Facility in the current year partially offset by an increase in the combined weighted average interest rates on all credit facilities. The increase in interest expense on credit facilities compared to the year ended March 31, 2011 reflects the cost of increased use of the Revolving Facility in the current year partially offset by the accelerated repayment of the Term B Facility. At March 31, 2013, we had a total of $45.2 million outstanding under the credit facilities, compared to a total of $78.8 million outstanding under these facilities as at March 31, 2012 and $72.0 million as at March 31, 2011.
In April 2010, we completed a debt restructuring which included a private placement of 9.125% Series 1 Debentures (Series 1 Debentures), the redemption and cancellation of all our outstanding 8 3/4% senior notes along with the termination of our cross currency and interest rate swaps. In addition, on April 30, 2010, we added borrowing capacity through a fourth amended and restated credit agreement and subsequently added a temporary increase to our revolving credit facility through second and third amending agreements, dated September 30, 2011 and March 27, 2012, respectively.
A more detailed discussion on our Series 1 Debentures, our credit facilities and our debt restructuring can be found under "Significant Business Events - Debt Restructuring" and "Securities, Rights Plans and Agreements".
The interest expense of $1.2 million on our 8 3/4% senior notes for the year ended March 31, 2011 reflects interest costs to the redemption date. The senior notes redemption and associated swap agreement terminations eliminated the cost of hedging the foreign currency interest rate, which was reflected as a portion of "unrealized gain on derivative financial instruments".
Foreign exchange (gain) loss
The foreign exchange gains and losses recognized in the current and prior year periods relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. In addition, the foreign exchange gain for the year ended March 31, 2011 reflects the effect of a favourable change in the exchange rate of the Canadian dollar against the US dollar on foreign currency interest payments for our 8 3/4% senior notes. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.
Unrealized loss (gain) on derivative financial instruments
The unrealized gains and losses on derivative financial instruments reflects changes in the fair value of derivatives embedded in our previously outstanding US dollar denominated 8 3/4% senior notes, as well as changes in the fair value of the cross-currency and interest rate swaps that we employed to provide an economic hedge for those senior notes. Unrealized gains and losses also include changes in the value of embedded derivatives in long-term customer contracts and in supplier maintenance agreements.
The measurement of embedded derivatives, as required by GAAP, causes our reported net income to fluctuate as Canadian/US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment change. The accounting for these derivatives has no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluate operating performance.
With respect to the swaps related to our 8 3/4% senior notes, the loss reflects the changes in the fair value of the cross-currency and interest rate swaps that we employed to provide an economic hedge for our previously outstanding US dollar denominated 8 3/4% senior notes. Changes in the fair value of these swaps generally had an offsetting effect to changes in the value of our previously outstanding 8 3/4% senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US dollar exchange rate. However, the valuations of the derivative financial instruments were also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the swaps, which occurred in June and December of each year until termination of the swap agreements on April 8, 2010.

2013 Management's Discussion and Analysis 24

NOA

With respect to the supplier contracts, the fair value of the embedded derivative related to long-term supplier contracts decreased during the three months and year ended March 31, 2013 compared to the same prior year periods largely as a result of the contracts approaching the end of their life. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the United States government published Producers' Price Index (US-PPI) for Mining Machinery and Equipment from the original contract amount.
With respect to the long-term construction customer contract, as a result of the contract amendment signed with Canadian Natural, a provision in the original contract that required adjustments to customer billings to reflect changes in exchange rates and price indices was eliminated. This effectively removed an embedded derivative from the contract and led to the reversal of the associated embedded derivate liability in the year ended March 31, 2012. Results from the three months and year periods in the prior year reflect changes in the measurement of this embedded derivative in the original contract.
Income tax (benefit) expense for continuing operations
For the three months ended March 31, 2013, we recorded a current income tax benefit of $2.4 million and a deferred income tax benefit of $0.6 million from continuing operations, for a total income tax benefit of $3.0 million. This compares to a combined income tax benefit of $4.4 million for the same period last year. For the year ended March 31, 2013, we recorded a current income tax benefit of $2.2 million and a deferred income tax benefit of $6.6 million for a total income tax benefit of $8.8 million. This compares to a combined income tax benefit of $7.2 million for the same period last year and a combined income tax benefit of $6.4 million for the year ended March 31, 2011.
For the three months and year ended March 31, 2013, income tax expense as a percentage of income before income taxes differed from the statutory rate of 25.12%. This difference is primarily due to CRA audit adjustments from 2007 and 2008, which flow through the current and deferred income tax accounts, and permanent differences resulting from stock based compensation expense. For the three months and year ended March 31, 2012, income tax expense for continuing operations as a percentage of income before income taxes differed from the statutory rate of 26.25% primarily due to the impact of changes in enacted tax rates, CRA audit adjustments from 2007 and 2008, which flow through the current and deferred income tax accounts, and an increase in the permanent differences in stock based compensation resulting from a partial restructuring of the stock option plan. For the year ended March 31, 2011, income tax expense as a percentage of income before income taxes differed from the statutory rate of 27.75%, largely due to the same factors affecting the year ended March 31, 2012.
Backlog
Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.
We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.
Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master services agreements where scope is not clearly defined. For the three months and year ended March 31, 2013, the total amount of revenue earned from time-and-material contracts performed under our master services agreements, which are not in backlog, was approximately $24.0 million and $112.5 million respectively.

2013 Management's Discussion and Analysis 25

NOA

Our estimated backlog by segment and contract type as at March 31, 2013, December 31, 2012, March 31, 2012 and March 31, 2011 was:

(dollars in thousands)	March 31, 2013	December 31, 2012	March 31, 2012	March 31, 2011
By Contract Type
Unit-Price	$77,861	$139,949	$230,782	$561,724
Lump-Sum	5,031	4,086	4,703	6,327
Time-and-Material, Cost-Plus	292,182	295,912	418,799	665
Total	$375,074	$439,947	$654,284	$568,716
Backlog attributable to discontinued operations has been excluded from all prior periods presented in the amounts of $28.7 million at March 31, 2013, $40.4 million at December 31, 2012, $79.3 million at March 31, 2012 and $14.0 million at March 31, 2011.
Our Canadian Natural contract at the Horizon mine represented approximately $226.9 million of the March 31, 2013 backlog compared to $251.6 million at December 31, 2012, $417.8 million at March 31, 2012 and $539.4 million at March 31, 2011. The change in the value of the backlog on this contract from December 31, 2012 reflects work performed under the contract. The transfer of equipment assets recorded in the three months ended March 31, 2012 reduced the amount of fleet management, inventory management and maintenance services required to support the fleet through the balance of the contract and backlog values were adjusted accordingly. Subsequent to the execution of the contract amendment, the customer executed change orders which reduced the scope of equipment related activity required under the amended contract which further reduced the backlog on this contract from the March 31, 2012 levels. The contract amendment, signed on March 27, 2012, changed the contract type reported for this contract to “cost-plus” from “unit-price”.
We expect that approximately $249.0 million of total backlog will be performed and realized in the 12 months ending March 31, 2014.t
Claims and Change Orders
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the three months and year ended March 31, 2013, we had approximately $7.2 million and $21.0 million, respectively, in claims revenue recognized to the extent of costs incurred. As at March 31, 2013, we had $24.0 million of unresolved claims and change orders recorded on our balance sheet. This compares to $23.4 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2012.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

2013 Management's Discussion and Analysis 26

NOA

Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	seasonal weather and ground conditions;

•	the timing of equipment maintenance and repairs;

•	claims and change-orders; and

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.
The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
(dollars in millions, except per share amounts)	Fiscal 2013				Fiscal 2012
Revenue	$130.3	$116.8	$123.5	$174.0	$181.1	$166.5	$159.7	$163.4
Gross profit (loss)	8.9	9.8	8.3	6.9	(0.9)	8.7	17.0	7.2
Operating (loss) income	(6.5)	(1.5)	(0.8)	(7.2)	(13.5)	(4.9)	5.3	(1.7)
Net loss from continuing operations	(9.2)	(5.5)	(5.2)	(8.4)	(13.4)	(5.9)	(1.4)	(4.7)
Net income (loss) from discontinued operations	4.6	10.2	8.9	3.2	(3.5)	4.0	8.0	(4.3)
Net (loss) income	(4.7)	4.6	3.7	(5.1)	(16.9)	(1.9)	6.6	(9.0)
Net (loss) income per share‡
From continuing operations - basic & diluted	$(0.26)	$(0.15)	$(0.14)	$(0.23)	$(0.37)	$(0.16)	$(0.04)	$(0.13)
From discontinued operations - basic & diluted	$0.13	$0.28	$0.25	$0.09	$(0.10)	$0.11	$0.22	$(0.12)
Total - basic & diluted	$(0.13)	$0.13	$0.10	$(0.14)	$(0.47)	$(0.05)	$0.18	$(0.25)

‡
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in the oil sands difficult during this period. The level of activity in the oil sands declines when frost leaves the ground and many secondary roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our activity levels. Revenue during the three months ended March 31 of each fiscal year are traditionally highest as ground conditions are most favourable in the oil sands. It should be noted that weather conditions during this period in each of the past two fiscal years have been unusual, causing results to deviate from this pattern. Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Contributing to the variations in our recent quarterly financial results were the significant swings in overburden removal volumes at the Horizon mine. In the three months ended June 30, 2011, volumes were negatively affected by wildfires in the region and an unrelated production facility fire. We were issued a work suspension notice during this period and we did not resume overburden removal activities until the start of the three months ended March 31, 2012.
In addition to the swings in volume for this customer, during fiscal 2012 we entered into negotiations with Canadian Natural related to the pricing structure on our long-term overburden contract. During the negotiations, revenue on the Canadian Natural contract was only reported to the extent of costs incurred for each of the three months ended June 30, 2011, September 30, 2011 and December 31, 2011. Revenue reported for the three months ended March 31, 2012 reflected the new pricing structure negotiated under the amended Canadian Natural contract.

2013 Management's Discussion and Analysis 27

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Profitability also varies from quarter-to-quarter as a result of claims and change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense.
Summary of Consolidated Financial Position

	Year Ended March 31,
(dollars in thousands)	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
Cash	$598	$1,400	$722	$(802)	$(124)
Current assets (excluding cash)	356,059	325,564	251,363	30,495	104,696
Current liabilities	(191,202)	(254,573)	(165,819)	63,371	(25,383)
Net working capital	$165,455	$72,391	$86,266	$93,064	$79,189
Property, plant and equipment	274,246	312,775	321,864	(38,529)	(47,618)
Total assets	659,938	749,993	682,957	(90,055)	(23,019)
Capital lease obligations (including current portion)	(41,822)	(10,701)	(8,693)	(31,121)	(33,129)
Total long term financial liabilities ‡	(299,530)	(309,599)	(324,382)	10,069	24,852

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

•	Current assets (excluding cash) includes:

◦	$154.7 million of assets held for sale related to the sale of the piling business

◦	$53.8 million property, plant and equipment re-classified to assets held for sale in current assets

◦	$32.9 million goodwill re-classified to assets held for sale in current assets

•	Current liabilities includes:

◦	$38.8 million of liabilities held for sale related to the sale of the piling business

◦	$4.6 million non-current capital lease obligations re-classified to liabilities held for sale in current liabilities
The following table summarizes the book value of the piling related assets classified as held for sale:

Accounts receivable, net	$44,297
Unbilled revenue	9,324
Inventories	7,754
Prepaid expenses	181
Current portion of deferred tax assets	1,106
Current assets	$62,662

Intangible assets	$4,220
Property, plant and equipment, gross	83,359
Accumulated depreciation	(29,566)
Goodwill	32,901
Deferred tax assets	1,164
Non-current assets, net	$92,078

Assets held for sale	$154,740

2013 Management's Discussion and Analysis 28

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The following table summarizes the book value of the piling related liabilities classified as held for sale:

Accounts payable	$17,048
Accrued liabilities	23
Billings in excess	3,115
Current portion of capital lease obligation	1,292
Current portion of deferred tax liabilities	3,018
Current liabilities	$24,496

Capital lease obligation	4,635
Deferred tax liabilities	9,715
Non-current liabilities	$14,350

Liabilities held for sale	$38,846

•	Current liabilities includes $1.3 million of current portion of capital lease obligations

•	Goodwill included in assets held for sale will be offset against the gain on sale of the piling related assets.
Analysis of Consolidated Financial Position
At March 31, 2013, net working capital (current assets less current liabilities) was $165.5 million, up from $72.4 million at March 31, 2012 and up from $86.3 million at March 31, 2011.
The cash balance was $0.6 million at March 31, 2013, down from $1.4 million at March 31, 2012 and $0.7 million at March 31, 2011. At March 31, 2013, we had borrowings of $22.4 million against our Revolving Facility, up from $20.3 million at March 31, 2012 and $3.5 million at March 31, 2011.
Current assets, excluding cash, were $356.1 million at March 31, 2013, up from $325.6 million at March 31, 2012. The recording of $154.7 million in piling related assets to assets held for sale, including the re-class of piling related property, plant and equipment and goodwill into this category, is primarily offset by a $113.7 million decrease in receivables and holdbacks ($44.3 million re-classified to assets held for sale) and a $30.7 million decrease in unbilled revenue ($9.3 million re-classified to assets held for sale). Included in the reduction in receivables was the April 2012 receipt of $66.1 million in proceeds on the sale of Canadian Natural contract related assets. In addition, $7.9 million in inventory and prepaid expenses has been re-classified as assets held for sale at March 31, 2013. Current assets dropped by $44.0 million due to the exit from the pipeline business, partially offset by the $15.2 million increase in piling related current assets due to the growth in that business.
Current assets, excluding cash, were up from $251.4 million at March 31, 2011, reflecting the recording of piling related assets to assets held for sale. Unbilled revenue was down $46.8 million, primarily as a result of the Canadian Natural purchase of contract assets in fiscal 2012 (as discussed in "Significant Business Events - Canadian Natural Contract"). Receivables and holdbacks were down $28.0 million, reflecting the re-classification of current year piling receivables to assets held for sale. Pipeline current assets dropped $13.2 due to the exit from the pipeline business in fiscal 2013 while piling related current assets were up by $37.1 million from fiscal 2011 due to the growth in the piling business.
Property, plant and equipment was $274.2 million at March 31, 2013, down from $312.8 million at March 31, 2012 and $321.9 million at March 31, 2011. The decrease reflects the $53.8 million re-class of piling related assets to assets held for sale in current assets. The current year reflects new equipment purchases and capitalized maintenance of $46.1 million and the refinancing of $40.2 million in operating leases (net of over-hour liabilities) to capital. These additions were offset by disposals with a net book value of $24.0 million and depreciation of $41.5 million.
Current liabilities were $191.2 million at March 31, 2013, down from $254.6 million at March 31, 2012. The current year balance reflects a $97.4 million decrease in accounts payable ($17.0 million re-classified to liabilities held for sale) and a $8.1 million decrease in deferred tax liabilities, offset by a $7.6 million increase in the current portion of capital lease obligations (net of $1.3 million re-classified to liabilities held for sale) resulting from the refinancing of certain operating leases to capital during the year ended March 31, 2013. In addition, $3.1 million of billing in excess of costs related to the piling operations was re-classified to liabilities held for sale. Included in the reduction of accounts payable was the settlement of $12.9 million in operating lease buyouts associated with the Canadian Natural leased asset buyouts, which were classified as payables at March 31, 2012. Current liabilities were reduced by $26.6 million as a result of the exit from the pipeline business in fiscal 2013.

2013 Management's Discussion and Analysis 29

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Current liabilities were up compared to $165.8 million at March 31, 2011, reflecting a $7.2 million increase in the current portion of capital lease obligations (net of $1.3 million re-classified to liabilities held for sale) from the lease restructuring, a $5.1 million increase in billings in excess of costs (net of $3.1 million re-classified to liabilities held for sale), a $12.3 million decrease in accounts payable ($17.0 million re-classified to liabilities held for sale), offset by an $14.2 million decrease in deferred tax liabilities. Current liabilities related to the discontinued pipeline operations dropped by $5.1 million from fiscal 2011.
Total long-term financial liabilities were $299.5 million at March 31, 2013, down from $309.6 million at March 31, 2012 and $324.4 million at March 31, 2011.The accelerated repayment of our Term Facilities in the current year contributed $32.9 million and $45.6 million to the reductions from the fiscal 2012 and fiscal 2011 balances, respectively. This was partially offset by an increase in the non-current portion of capital lease obligations of $23.5 million from fiscal 2012 and $26.0 million from fiscal 2011, due to the lease restructuring in fiscal 2013 (net of the $4.6 million re-classification to liabilities held for sale in current liabilities). The balance of the change decrease can be primarily attributed to the effect of our variable share price on stock-based compensation liabilities and the drop in long-term equipment overhour liabilities, reduced due to lower utilization on leased equipment and the buyout of certain equipment leases.
Summary of Consolidated Equipment and Intangible Asset Additions
We acquire our PP&E in three ways: capital expenditures, capital leases and operating leases. In addition, we develop or acquire our intangible assets through capital expenditures. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase while capital leases and operating leases are varying ways of financing capital expenditures.
We define our capital requirements as either:

•
sustaining capital additions – PP&E and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement; or

•
growth capital additions – PP&E additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

A summary of cash changes to PP&E and intangible assets by nature and by period is shown in the table below:

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
New PP&E - capital expenditures
Sustaining	$6,222	$9,687	$(3,465)	$23,183	$30,248	$14,408	$(7,065)	$8,775
Growth	1,684	6,801	(5,117)	6,471	10,937	14,309	(4,466)	(7,838)
Subtotal	7,906	16,488	(8,582)	29,654	41,185	28,717	(11,531)	937
New intangible assets - capital expenditures
Sustaining	1,102	252	850	2,565	418	1,202	2,147	1,363
Growth	925	999	(74)	2,516	3,119	3,546	(603)	(1,030)
Subtotal	2,027	1,251	776	5,081	3,537	4,748	1,544	333
Total new additions to capital assets	9,933	17,739	(7,806)	34,735	44,722	33,465	(9,987)	1,270
Items affecting cash additions to capital assets:
Equipment buyouts	—	9,660	(9,660)	3,993	9,660	—	(5,667)	3,993
Change in non-cash working capital	(1,660)	1,546	(3,206)	(1,008)	(1,380)	3,879	372	(4,887)
Cash outflow on additions to PP&E and intangible assets	8,273	28,945	(20,672)	37,720	53,002	37,344	(15,282)	376
Capital asset disposal
Proceeds on disposal of PP&E	543	48	495	9,301	176	499	9,125	8,802
Proceeds on disposal of assets held for sale	87	10	77	2,014	920	826	1,094	1,188
Cash inflow for proceeds on disposal of capital assets	630	58	572	11,315	1,096	1,325	10,219	9,990
Net decrease in cash related to capital assets	7,643	28,887	(21,244)	26,405	51,906	36,019	(25,501)	(9,614)

2013 Management's Discussion and Analysis 30

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Capital expenditures related to discontinued operations have been excluded from the table above in the amounts of $0.9 million and $3.8 million for the three months ended March 31, 2013 and 2012, respectively, and $3.6 million, $12.3 million and $3.8 million for the years ended March 31, 2013, 2012 and 2011, respectively.
Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in PP&E. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.
Proceeds on the disposal of PP&E for the periods presented only includes proceeds specific to the assets we owned.
A summary of non-cash changes to PP&E assets by nature and by period for continuing operations is shown in the table below:

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2.011	Change 2013 vs 2012	Change 2013 vs 2011
PP&E – Capital leases additions
Sustaining	$77	$4,195	$(4,118)	$758	$4,236	$—	$(3,478)	$758
Growth	—	2,417	(2,417)	39	2,803	427	(2,764)	(388)
Subtotal	77	6,612	(6,535)	797	7,039	427	(6,242)	370
PP&E – Operating leases additions
Sustaining	—	8,102	(8,102)	—	8,102	30,118	(8,102)	(30,118)
Growth	—	5,735	(5,735)	—	5,735	16,166	(5,735)	(16,166)
Subtotal	—	13,837	(13,837)	—	13,837	46,284	(13,837)	(46,284)
Total non-cash capital additions	77	20,449	(20,372)	797	20,876	46,711	(20,079)	(45,914)
The table above excludes capital lease additions resulting from the refinanced operating leases in the current three month and year periods in the amount of $1.5 million and $41.6 million, respectively, as this equipment was previously reported as non-cash changes to PP&E assets under "PP&E - operating lease additions". This transaction is discussed in more detail in “Significant Business Events – Debt Restructuring”.
Also excluded from the table above are additions to capital leases for discontinued operations in the amount of $0.2 million and $0.2 million for the three months ended March 31, 2013 and 2012, respectively, and $6.3 million and $0.2 million for the years ended March 31, 2013 and 2012, respectively.
The sustaining capital lease additions in the previous three months and year ended March 31, 2012, reflects the replacement of certain of our heavy equipment fleet. The growth capital lease additions to PP&E for the three months and year ended March 31, 2012, reflects the addition of specialized equipment to our equipment fleet.
Our consolidated sustaining and growth capital additions from continuing operations are reflected in the table, below:

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2.011	Change 2013 vs 2012	Change 2013 vs 2011
Total sustaining capital additions	$7,401	$22,236	$(14,835)	$26,506	$43,004	$45,728	$(16,498)	$(19,222)
Total growth capital additions	2,609	15,952	(13,343)	9,026	22,594	34,448	(13,568)	(25,422)
Total capital additions	10,010	38,188	(28,178)	35,532	65,598	80,176	(30,066)	(44,644)

2013 Management's Discussion and Analysis 31

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Summary of Consolidated Cash Flows

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2013	2012	Change	2013	2012	2011	Change 2013 vs 2012	Change 2013 vs 2011
Cash provided by (used in) operating activities	$21,081	$55,327	$(34,246)	$52,929	$57,098	$(12,178)	$(4,169)	$65,107
Cash used in investing activities	(7,643)	(28,887)	21,244	(24,235)	(51,906)	(37,310)	27,671	13,075
Cash (used in) provided by financing activities	(20,387)	(21,188)	801	(44,809)	1,902	(37,095)	(46,711)	(7,714)
Net (decrease) increase in cash and cash equivalents from continuing operations	$(6,949)	$5,252	$(12,201)	$(16,115)	$7,094	$(86,583)	$(23,209)	$70,468
Cash provided by (used in) discontinued operations	6,344	(5,625)	11,969	15,282	(6,456)	(15,641)	21,738	30,923
Effect of exchange rate on changes in cash	39	(24)	63	31	40	(59)	(9)	90
Net (decrease) increase in cash and cash equivalents	$(566)	$(397)	$(169)	$(802)	$678	$(102,283)	$(1,480)	$101,481
Operating activities
For the three months ended March 31, 2013, cash provided by operating activities was $21.1 million, down from $55.3 million in cash provided for the three months ended March 31, 2012, primarily as a result of decreased gross profit and non-cash net working capital.
For the year ended March 31, 2013, cash provided by operating activities was $52.9 million, down from $57.1 million in cash provided during the year ended March 31, 2012 and up from $12.2 million in cash used during the year ended March 31, 2011. Current year cash provided from operating activities was negatively impacted by a loss from continuing operations, partially offset by a reduction in non-cash net working capital. Activity in the year ended March 31, 2012 benefitted from the $38.4 million decrease in non-cash net working capital, from the Canadian Natural settlement of past work price escalators and change-orders, offsetting the low gross profit in the period. The growth in non-cash working capital on this same contract along with low gross profit negatively affected cash provided by operating activities in the year ended March 31, 2011.
Investing activities
For the three months ended March 31, 2013, cash used by investing activities was $7.6 million, down from $28.9 million in cash used for the same period a year ago. Investing activities in the current period included capital and intangible asset expenditures of $8.3 million. Cash used in investing activities for the three months ended March 31, 2012 included capital and intangible asset expenditures of $28.9 million.
For the year ended March 31, 2013, cash used by investing activities was $24.2 million, down from $51.9 million in cash used in the year ended March 31, 2012 and $37.3 million in cash used during the year ended March 31, 2011. Current period investing activities primarily included capital and intangible asset expenditures of $37.7 million, partially offset by $11.3 million in proceeds on the disposal of capital assets and $2.2 million of proceeds from the wind up of our investment in an unconsolidated joint venture. Cash used in investing activities in the prior-year included $53.0 million used for capital and intangible expenditures offset by $1.1 million in cash proceeds from asset disposals. Cash used in investing activities during the year ended March 31, 2011 included $37.3 million for capital and intangible expenditures and $1.3 million for advances to our unconsolidated joint venture, offset by $1.3 million in cash proceeds from asset disposals.
Financing activities
For the three months ended March 31, 2013, cash used in financing activities was $20.4 million, down from $21.2 million in cash used for the three months ended March 31, 2012. Current three month financing activity included a $12.6 million decrease in the Revolving Facility, repayments to the Term Facilities totaling $4.4 million, including scheduled repayments of $2.5 million, and a $3.3 million repayment of capital lease obligations. Cash used by financing activities for the three-month period ended March 31, 2012 was $21.2 million resulting from a decrease in the Revolving Facility of $17.7 million, a scheduled $2.5 million repayment on our term credit facilities and a $1.0 million repayment of capital lease obligations.
For the year ended March 31, 2013, cash used by financing activities was $44.8 million, compared to the $1.9 million of cash inflow provided by financing activities during the year ended March 31, 2012 and the $37.1 million of cash used by financing activities for the year ended March 31, 2011. The current year outflow was primarily a result

2013 Management's Discussion and Analysis 32

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of an increase in the revolving facility of $2.1 million, offset by $10.0 million in scheduled repayments on our Term Facilities, $25.6 million in net proceeds from asset sales applied against the Term B Facility and a $10.8 million repayment of capital lease obligations. Cash provided by financing activities of $1.9 million for the year ended March 31, 2012 reflects scheduled repayments on our Term Facilities and repayment of capital lease obligations. Cash used by financing activities of $37.1 million for the year ended March 31, 2011 reflects debt refinancing and swap cancellation activities, which included $7.9 million of financing costs for the credit agreement and the Series 1 Debentures. Additional activities included scheduled repayments on our Term Facilities and repayment of capital lease obligations.
Cash provided by (used in) discontinued operations

	Three months ended March 31,		Year ended March 31,
(dollars in thousands)	2013	2012	2013	2012	2011
Operating activities	$38,332	$(1,753)	$38,191	$6,175	$11,681
Investing activities	(31,776)	(3,788)	(22,061)	(12,294)	(27,322)
Financing activities	(212)	(84)	(848)	(337)	—
	$6,344	$(5,625)	$15,282	$(6,456)	$(15,641)
During the three months ended March 31, 2013, cash provided by discontinued operations of $6.3 million was largely due to positive net income from discontinued operations during the period. The cash used by discontinued operations of $5.6 million during the three months ended March 31, 2012 was due to the combination of net losses from discontinued pipeline operations and capital expenditures, partially offset by positive net income from discontinued piling operations.
During the year ended March 31, 2013, the cash provided by discontinued operations of $15.3 million can be attributed to the combination of positive net income from discontinued operations and net proceeds from the sale of pipeline related assets. Cash provided by discontinued operations during the year ended March 31, 2012 of $6.5 million is a result of positive income from discontinued operations, offset by capital expenditures. The same major factors influenced the cash movement of discontinued operations during the year ended March 31, 2011, in addition to the acquisition of Cyntech Corporation for $23.5 million, resulting in an overall cash outflow of $15.6 million in that year.
Foreign currency translation loss on cash
During the year ended March 31, 2011, we established a US-based subsidiary, Cyntech U.S. Inc., which has a US dollar functional currency. The accounts of this subsidiary are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders' equity in unrealized foreign currency translation loss. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and cash equivalents for the period. This effect was not material for the three months and year ended March 31, 2013.
D. OUTLOOK
While we anticipate some uncertainty with respect to oil sands project spending in fiscal 2014, overall activity levels are projected to remain steady and we believe we are well positioned to respond to changing market conditions, while maintaining profitability levels.t
In the oil sands we anticipate an increase in operations support services to help offset a potential reduction in construction services resulting from continued project approval delays and cost control efforts of our clients. Operations support services revenues are expected to benefit from the ramp up of activity at the Kearl site under our new five year agreement and we anticipate comparable activity levels supporting production efforts at Horizon, Base Mine and the Millennium and Steepbank Mines. Construction services activities levels are more difficult to anticipate but we intend to pursue heavy civil contracts at both SAGD and new mining projects in the oil sands and with other major resource companies in Canada.t

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

2013 Management's Discussion and Analysis 33

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We also expect to continue progressing toward our goal of delivering consistent financial and operating performance by focusing on three key areas:

•	Pursuing operational excellence in safety, productivity, and customer satisfaction;

•	Strengthening our balance sheet through further debt reduction, fleet rationalization, and cash-flow improvement; and

•	Gaining first-on-site advantage on new oil sands and resource mining sites.[t]
Overall, our outlook going into fiscal 2014 is positive and we remain focused on managing our resources and costs towards improving profitability.t
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
• permit and licensing requirements applicable to contractors in their respective trades;
• building and similar codes and zoning ordinances;
• laws and regulations relating to consumer protection; and
• laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.t
Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. Federal, provincial and municipal authorities, such as Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment, Ontario Ministry of the Environment and other governmental agencies, administer these laws and regulations. The requirements of these laws and regulations are becoming increasingly complex and stringent and meeting these requirements can be expensive.
The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in relation to such claims. For example, some laws can impose strict joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants that obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to harmful substances.
Our construction contracts require us to comply with environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.
Capital expenditures relating to environmental matters during the fiscal years ended March 31, 2011, 2012 and 2013 were not material. We do not currently anticipate any material adverse effect on our business or financial position because of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.t

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

2013 Management's Discussion and Analysis 34

NOA

Employees and Labour Relations
As at March 31, 2013, we had approximately 390 salaried employees and approximately 1,450 hourly employees in our ongoing operations (approximately 110 salaried employees and approximately 350 hourly employees in our piling discontinued operations). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,400 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake. As at March 31, 2013, approximately 1,000 of the hourly employees in our ongoing operations are members of various unions and work under collective bargaining agreements.
The majority of our work in our ongoing operations is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in effect include the provincial Industrial, Commercial and Institutional (ICI) agreement in Alberta. The provincial collective agreement between the Operating Engineers in Alberta and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expires February 28, 2015.
We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.
F. RESOURCES AND SYSTEMS
Liquidity
Sources of liquidity
Our principal sources of cash are funds from operations and borrowings under our credit facility. As at March 31, 2013, our cash balance of $0.6 million was $0.8 million lower than our cash balance at March 31, 2012. We supplemented our cash requirements during the year ended March 31, 2013 through drawings from our Revolving Facility. As of March 31, 2013 there were outstanding borrowings of $22.4 million and issued and undrawn letters of credit of $3.2 million under the $85.0 million Revolving Facility and outstanding borrowings of $22.8 million ($58.4 million and $68.4 million at March 31, 2012 and March 31, 2011, respectively, under the Term Facility. A more detailed discussion on the Revolving Facility and our Term Facilities can be found in "Credit facilities", below.
We anticipate that we will likely have enough cash from operations to fund our annual expenses and capital additions. In the event that we require additional funding, we believe that any such funding requirements could be satisfied by the funds available from our Revolving Facility.t
Liquidity requirements
Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important for us to have an effective maintenance program to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and inhibit our project profits. Once units reach the end of their useful lives, they are replaced, as it becomes cost prohibitive to continue to maintain them. In addition, we acquire new equipment to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.
Our equipment fleet value is currently split among owned (59%), leased (38%) and rented equipment (3%). Approximately 63% of our leased fleet value is specific to the Canadian Natural contract. This equipment mix is a change from the mix reported in previous periods because of the sale of contract-related assets to Canadian Natural. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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We require between $35.0 million to $60.0 million, annually, for sustaining equipment additions and our total equipment additions typically ranges from $45.0 million to $80.0 million depending on our growth equipment requirements. We believe that our current fleet size and mix is in alignment with the current equipment demands from the commitment to Canadian oil sands development by the oil sands producers. We have continued to assess and adjust the size and mix of our fleet and we have assessed our growth capital needs for the coming fiscal year as we monitor the progress of start-up delays on oil sands development projects. Our estimate of our capital needs for the next fiscal year is approximately $45.0 million to $65.0 million, primarily related sustaining capital requirements. We believe our cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet these requirements.t
Working capital fluctuations effect on liquidity
As at March 31, 2013, we had $2.6 million in trade receivables that were more than 30 days past due, down from $19.1 million as at March 31, 2012 and $10.1 million as at March 31, 2011. We have currently provided an allowance for doubtful accounts related to our trade receivables of $nil ($0.2 million at March 31, 2012 and $nil at March 31, 2011). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write downs in trade receivables had been limited to the financial condition of developers of condominiums and high-rise developments in our discontinued piling business.
As of March 31, 2013, an amount of $16.1 million ($18.3 million at March 31, 2012 and $72.0 million at March 31, 2011) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract-related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As of March 31, 2013, we had $24.0 million of unresolved claims and change orders recorded on our balance sheet. This compares to $23.4 million and $2.2 million for the years ended March 31, 2012 and 2011, respectively. For a more detailed discussion on claims revenue refer to "Claims and Change Orders".
The seasonality of our business usually causes a peak in activity levels between December and early February that can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at March 31, 2013, holdbacks totaled $26.6 million, down from $32.1 million as at March 31, 2012 and up from $12.0 million as at March 31, 2011, respectively. Holdbacks represent 27% of our total accounts receivable as at March 31, 2013 (15% and 9% as at March 31, 2012 and 2011, respectively). The current year increase in holdbacks represents an increase in construction services projects and the timing of substantial completion.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Credit facilities
On April 30, 2010, as part of a debt restructuring plan we entered into a Fourth Amended and Restated Credit Agreement, which provides credit facilities in the form of two Term Facilities and an $85.0 million Revolving Facility, under which letters of credit may also be issued. A more detailed discussion on the debt restructuring can be found below in "Securities, Rights Plans and Agreements - Long-term debt restructuring", below.
On September 30, 2011, we entered into a Second Amending Agreement to the credit agreement to provide a temporary revolving credit facility addition of $25.0 million through March 31, 2012. This temporary addition increased the total available revolving credit facility commitments from $85.0 million to $110.0 million and provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The amendment required that the receipt of contract settlement proceeds from Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce available borrowing under this temporary facility addition by the amount of the repayment. In December of 2011, $4.3 million of settlement proceeds reduced borrowing available under the Revolving Facility to $105.7 million.
On March 27, 2012, we entered into a Third Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by six months to October 31, 2013. The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. The amendment also extended the term of the temporary addition to our revolving credit facility to June 30, 2012. The new amendment eliminated the permanent reduction of the temporary credit facility by the receipt of proceeds from the Canadian Natural contract settlement. However, terms were added requiring that 55% of any proceeds from asset sales to Canadian Natural were to be used to repay amounts outstanding on the temporary revolving credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the $20.7 million temporary addition to our revolving credit facility on that date.
On September 28, 2012, we entered into a Fourth Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014. The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants.
However, terms were added making the extension of the maturity date of the credit agreement by one year to October 31, 2014, contingent on the Term B Facility being repaid by April 30, 2013 from net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in our first quarter filings. The Term B Facility was repaid in April 2013. Following repayment of the Term B Facility, 50% of net proceeds from any subsequent asset sales are to be used to reduce the existing Term A Facility, with the remainder available for working capital.
Under the terms of the amended agreement, our capital leasing capacity was increased from $30.0 million to $75.0 million, supporting our fiscal 2013 refinancing of existing operating leases into capital leases. This amendment is accompanied by restrictions on net capital expenditures that can be made by us through the term of the agreement.
The facilities bear interest at variable rates, based on the Canadian prime rate plus the applicable pricing margin (as defined within the credit agreement). Interest on Canadian prime rate loans is payable monthly in arrears. Stamping Fees (as defined in the credit agreement) and interest on advances of Bankers' Acceptances (as defined in the credit agreement) are paid in advance, at the time of issuance.
The applicable pricing margin (as defined within the credit agreement) is connected to our credit rating from Standard & Poor's. As our credit rating was downgraded by this credit agency, there was a 1.5% increase in our pricing margin (as defined within the credit agreement) (see "Debt Ratings", below).
The credit facilities are secured by a first priority lien on substantially all of our existing and after-acquired property. The credit agreement contains customary covenants including, but not limited to, incurring additional debt, contingent obligations, transferring or selling assets, making investments including acquisitions or paying dividends or redeeming shares of capital stock.
Permitted debt and contingent obligations under the credit agreement covenants include, but are not limited to:

•	9.125% Series 1 Debentures at an aggregate principle amount not to exceed $225.0 million (see "9.125% Series 1 Debentures", below);

•	Capital leases aggregating to a maximum of $75.0 million at any one time;

•	Operating leases entered into in the normal course of business; and

•	Contingent obligations under our performance bonding program.

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We are required to meet certain financial covenants defined in the credit agreement including:

i.	Senior Debt Ratio (Senior Debt to trailing 12-month Consolidated EBITDA) which must not exceed 2.0 times;

ii.
Interest Coverage Ratio (trailing 12-month Consolidated EBITDA to trailing 12-month Cash Interest Expense) which must be greater than 2.5 times (temporarily reduced to "must be greater than 2.25 times for the period ended March 31, 2013"); and

iii.	Current Ratio (Current Assets to Current Liabilities) which must be greater than 1.25 times.
In addition, we are required to meet certain restrictions on capital spending and the use of net proceeds from the sale of assets, including:

i.	Application of net asset sale proceeds to the permanent reduction and repayment of the two Term Facilities in the following order and manner:

1.	100% of the net proceeds applied to the Term B Facility until such time as it is repaid in full; and then

2.	50% of the net proceeds applied to the Term A Facility until such time as it is repaid in full.

•	Upon closing of the Piling Sale, a portion of the net proceeds will be used to repay the outstanding balance of the Term A Facility.

ii.	Permanent reduction and repayment of the full balance of the Term B Facility by April 30, 2013.

•
As at March 31, 2013, we have applied $10.2 million of net proceeds from equipment sales and $15.4 million of net proceeds from the sale of pipeline related assets to the repayment of the Term B Facility, leaving $5.6 million outstanding on the Term B Facility.

•	As at April 30, 2013, the full balance of the Term B Facility was repaid.

iii.	Net annual capital expenditures limited to an amount equal to annual Consolidated EBITDA less the sum of:

•	Scheduled annual repayments of debt;

•	Consolidated annual cash interest expense; and

•	Current annual taxes for the fiscal year.
Continued access to the facilities is not contingent on the maintenance of a specific credit rating. The definition of these covenants is unchanged from the previous Third Amended and Restated Credit Agreement. Based on the latest amended credit agreement we remain in compliance with all of the financial covenants on our credit agreement as of March 31, 2013.
Consolidated EBITDA is defined within the credit agreement to be the sum, without duplication, of (a) consolidated net income, (b) consolidated interest expense, (c) provision for taxes based on income, (d) total depreciation expense, (e) total amortization expense, (f) costs and expenses incurred by us in entering into the credit facility, (g) accrual of stock-based compensation expense to the extent not paid in cash or if satisfied by the issuance of new equity, (h) the non-cash currency translation losses or mark-to-market losses on any hedge agreement (defined in the credit agreement) or any embedded derivative, and (i) other non-cash items including goodwill impairment (other than any such non-cash item to the extent it represents an accrual of or reserve for cash expenditures in any future period) but only, in the case of clauses (b)-(i), to the extent deducted in the calculation of consolidated net income, less (i) the non-cash currency translation gains or mark-to-market gains on any hedge agreement or any embedded derivative to the extent added in the calculation of consolidated net income, and (ii) other non-cash items added in the calculation of consolidated net income (other than any such non-cash item to the extent it will result in the receipt of cash payments in any future period), (iii) the one-time $42.5 million March 31, 2011 revenue writedown of the Canadian Natural contract, all of the foregoing as determined on a consolidated basis in conformity with GAAP.
The credit facility may be prepaid in whole or in part without penalty, except for bankers' acceptances, which are not pre-payable prior to their maturity. However, the credit facility requires prepayments under various circumstances, excluding the restricted application of net asset sale proceeds, discussed above, such as:

i.	100% of the net cash proceeds of certain asset dispositions;

ii.	100% of the net cash proceeds from our issuance of equity (unless the use of such securities' proceeds is otherwise designated by the applicable offering document); and

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iii.	100% of all casualty insurance and condemnation proceeds, subject to exceptions.

Borrowing activity under the Revolving Facility
As at March 31, 2013, our unused borrowing availability under the Revolving Facility was $59.4 million ($70.4 million at March 31, 2012).

i.
Cash drawn under the revolving facility: During the year ended March 31, 2013, we used our Revolving Facility to finance our working capital requirements. At March 31, 2013, we had $22.4 million of borrowings outstanding on our Revolving Facility ($20.3 million at March 31, 2012). For the three months ended March 31, 2013, the average amount of our borrowing on the Revolving Facility was $43.4 million with a weighted average interest rate of 8.0% ($57.1 million for three months ended March 31, 2012 at an average interest rate of 6.8%). For the year ended March 31, 2013, the average amount of our borrowing on the Revolving Facility was $40.9 million with a weighted average interest rate of 8.0% ($40.4 million and $8.1 million, respectively, for the years ended March 31, 2012 and 2011, at an average rate of 6.6% and 6.5%, respectively). The average amount of our borrowing on the Revolving Facility is calculated based on the weighted average of the outstanding balances in the three months and year periods, respectively. The maximum end of month balance for any single month during both the three months and year ended March 31, 2013 was $65.0 million.

ii.
Letters of credit drawn under the revolving facility: As of March 31, 2013, we had issued $3.2 million ($15.0 million at March 31, 2012 and $12.3 million at March 31, 2011) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at March 31, 2013, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60-day prior written notice to request any change in their letter of credit requirements.

Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of March 31, 2013 for our ongoing operations.

	Payments due by fiscal year
(dollars in thousands)	Total	2014	2015	2016	2017	2018 and thereafter
Series 1 Debentures	$225,000	$—	$—	$—	$225,000	$—
Term facilities	22,846	9,392	13,454	—	—	—
Revolving facility	22,396	—	22,396	—	—	—
Capital leases (including interest)	46,975	14,442	13,490	12,156	6,887	—
Equipment and building operating leases	61,589	25,466	16,762	4,682	2,598	12,081
Supplier contracts	25,266	22,484	2,782	—	—	—
Total contractual obligations	404,072	71,784	68,884	16,838	234,485	12,081
The buyout of the operating leases related to the sale of contract-related assets to Canadian Natural, discussed under the "Significant Business Event - Debt Restructuring" section of this MD&A did not reduce the future contractual obligations reported under "Equipment and building operating leases" in this table as the contract-related operating leases are scheduled to be bought out at the expiry of their lease terms.
For a discussion on term facilities and revolving facility see "Liquidity - Credit facilities", above and for a discussion on Series 1 Debentures see "Securities, Rights Plans and Agreements - 9.125% Series 1 Debentures", below.
Off-balance sheet arrangements
We have no off-balance sheet arrangements at this time.
Securities, Rights Plans and Agreements
Capital structure
We are authorized to issue an unlimited number of Voting Common Shares and an unlimited number of Non-Voting Common Shares. As at June 10, 2013, there were 36,251,006 voting Common Shares outstanding. We had no Non-Voting Common Shares outstanding as at June 10, 2013. For a more detailed discussion of our

2013 Management's Discussion and Analysis 39

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share data, see "Outstanding Share Data" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Shareholder Rights Plan and Registration Rights Agreement
On October 7, 2011, our Board of Directors adopted a Shareholder Rights Plan Agreement, dated October 7, 2011 (the "Rights Plan") designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for our outstanding Common Shares. The Rights Plan was included as an exhibit to our Form 8-A, filed with the Securities and Exchange Commission on October 7, 2011. The Rights Plan terminated in accordance with its terms on April 7, 2012. For a discussion of our registration rights agreement, see "Registration Rights Agreement" in our most recent AIF.
9.125% Series 1 Debentures
On April 7, 2010, we closed a private placement of 9.125% Series 1 Debentures (as defined below) due 2017 (the "Series 1 Debentures") for gross proceeds of $225.0 million and net proceeds after commissions and related expenses of $218.1 million as part of a debt restructuring plan. Financing fees of $6.9 million were incurred in connection with the Series 1 Debentures and were recorded as deferred financing costs. A more detailed discussion on the debt restructuring can be found in "Long-term debt restructuring", below.
The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by us or any of our subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of the value of the collateral.
The Series 1 Debentures are redeemable at the option of us, in whole or in part, at any time on or after: April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.
If a change of control, as defined in the trust indenture, occurs we will be required to offer to purchase all or a portion of each holder's Series 1 Debentures at a purchase price in cash equal to 101% of the principal amount of the debentures offered for repurchase plus accrued interest to the date of purchase.
The Series 1 Debentures are also subject to covenants limiting our ability and the ability of most or all of our subsidiaries: to incur additional debt; pay dividends or distributions on our common shares or repurchase our common shares; make various investments; create liens on our assets to secure debt; enter into transactions with affiliates; consolidate, merge or transfer all or substantially all of our property and assets and the property and assets of our subsidiaries on a consolidated basis; transfer and sell assets; and enter into sale and leaseback transactions. These covenants are subject to exceptions and qualifications that are detailed in the indenture governing the Series 1 Debentures.
We are also required to meet a financial covenant with respect to our Series 1 Debentures that restricts the amount of additional debt that we and our subsidiaries can incur. Specifically, on a pro forma basis taking such additional debt into account, on a consolidated basis our "Consolidated Fixed Charge Coverage Ratio" must be greater than 2.0 to 1.0. The "Consolidated Fixed Charge Coverage Ratio" is approximately the same calculation as the "Interest Coverage" covenant found in our Credit Facility.
The Series 1 Debentures were rated B- by Standard & Poor's and Caa1 by Moody's (see "Debt Ratings").
Long-term debt restructuring
In April 2010, we issued $225.0 million of Series 1 Debentures and entered into a fourth amended and restated credit agreement that extended the maturity of our credit facilities to April 2013 and provided a new $50.0 million term loan. The net proceeds of the Series 1 Debentures, combined with the new $50.0 million term loan and cash on hand were used to redeem all outstanding 8 3/4% senior notes and terminate the associated swap agreements in April 2010. The full details of this debt restructuring are as follows:
9.125% Series 1 Debentures
On April 7, 2010, we closed a private placement of Series 1 Debentures for gross proceeds of $225.0 million and net proceeds after commissions and related expenses of $218.1 million.
8 3/4% Senior Notes Redemption
Beginning December 1, 2009, our 8 3/4% senior notes were redeemable at 100% of the principal amount. On March 29, 2010, we issued a redemption notice to holders of the notes to redeem all outstanding 8 3/4%

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senior notes and, on April 28, 2010, the notes were redeemed and cancelled. The redemption amount included the US$200.0 million principal outstanding and US$7.1 million of accrued interest.
In connection with the redemption of our 8 3/4% senior notes, we wrote off unamortized deferred financing costs of $4.3 million.
Termination of Cross-Currency and Interest Rate Swaps
On April 8, 2010, we terminated the cross-currency and interest rate swaps associated with the 8 3/4% senior notes. The payment to the counterparties required to terminate the swaps was $91.1 million and represented the fair value of the swap agreements, including accrued interest. A more detailed discussion of this cancellation can be found below in the "Foreign exchange risk" and "Interest rate risk" sections of "Quantitative and Qualitative Disclosures about Market Risk".
$50.0 million Term Facility
On April 30, 2010, we entered into a fourth amended and restated credit agreement to extend the term of the credit agreement and also to add additional borrowings of up to $50.0 million through a second term facility within the credit facilities. At April 30, 2010, the second term facility was fully drawn at $50.0 million.
Debt Ratings
On May 31, 2013, Standard and Poor's Ratings Services ("S&P")22 reaffirmed its previous ratings of our long-term corporate credit at 'B-' and the senior unsecured debt rating at 'B-'. S&P upgraded its outlook on the corporate rating to 'stable' and reaffirmed the recovery rating on our Series 1 Debentures at '4'.
There have been no changes to the Moody's Investor Services, Inc. (Moody's) Corporate Rating at B3 and our Series 1 Debentures Rating at Caa1. There have also been no changes to the Moody's outlook on our corporate rating at “Rating Under Review” and its outlook on our Series 1 Debentures Rating at LGD 4.
Our credit ratings from these two agencies are as follows:

Category	Standard & Poor's	Moody's
Corporate Rating	B-('stable' outlook)	B3 ('Rating Under Review' outlook)
Series 1 Debentures	B-(recovery rating of "4")	Caa1 (LGD# rating of "4")

#	Loss Given Default
A downgrade in our credit ratings, particularly the rating issued by S&P, will increase the interest rate payable on borrowings under our credit agreement, (see "Credit facilities", above). Additionally, counterparties to certain agreements may require additional security or other changes in business terms if our credit ratings are downgraded. Furthermore, these ratings are required for us to access the public debt markets, and they affect the pricing of such debt. Any downgrade in our credit ratings from current levels could adversely affect our long-term financing costs, which in turn could adversely affect our ability to pursue business opportunities.
A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the credit worthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer's market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. Definitions of the categories of each rating and the factors considered during the evaluation of each rating have been obtained from each respective rating organization's website.23

22 Standard and Poor's Ratings Services (S&P), a division of The McGraw-Hill Companies, Inc.
23 This debt rating information is current as of this report and we undertake no obligation to provide investors with updated information.

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Standard and Poor's
An obligation rated "B" is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from "AA" to "CCC" may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
A recovery rating of "4" for the Series 1 Debentures indicates an expectation for an average of 30% to 50% recovery in the event of a payment default.
A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change. A Negative outlook means that a rating may be lowered. A Developing outlook means there is a one-in-three chance the rating could be raised or lowered during the two-year outlook horizon.
Moody's
Obligations rated "Caa" are considered to be in poor standing and are subject to very high credit risk. Moody's appends numerical modifiers to each generic rating classification from "Aaa" through "C". The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
LGD assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of "4" indicates a loss range of greater than or equal to 50% and less than 70%.
A Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive ("POS"), Negative ("NEG"), Stable ("STA") and Developing ("DEV"-contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an "(m)" modifier (indicating multiple, differing outlooks) will be displayed and Moody's written research will describe any differences and provide the rationale for these differences. A "RUR" (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, "NOO" (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.
Related Parties
Advisory Agreements
We have entered into a letter agreement with each of Perry Partners, L.P. and Perry Partners International, Inc. (the "significant shareholders") pursuant to which we have engaged each significant shareholder to provide their expertise and advice to us for no fee, which is in their interests because of their investments in us. In order for the significant shareholders to provide such advice, we have agreed to:

•	provide them copies of all documents, reports, financial data and other information regarding us;

•	permit them to consult with and advise our management on matters relating to our operations;

•	permit them to discuss our company's affairs, finances and accounts with our officers, directors and outside accountants;

•	permit them to visit and inspect any of our properties and facilities, including but not limited to books of account;

•
to the extent that a director is not related to the significant shareholder, to permit them to designate and send a representative to attend all meetings of our board of directors in a non-voting observer capacity;

•	provide them copies of certain of our financial statements and reports; and

•	provide them copies of all materials sent by us to our board of directors, other than materials relating to transactions in which the significant shareholder has an interest.

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We may terminate a significant shareholder's letter agreement in certain circumstances. All the foregoing rights are subject to customary confidentiality requirements and subject to security clearance requirements imposed by applicable government authorities.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2013 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting (ICFR) is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining ICFR, as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial reports will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. In addition, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of March 31, 2013, we assessed the effectiveness of our ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of March 31, 2013, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at March 31, 2013, maintained, in all material respects, effective internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the COSO.
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended March 31, 2013.
Critical Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.
Significant estimates made by us include:

•
Assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	Assumptions used to value free standing and embedded derivatives and other financial instruments;

•	Assumptions used in periodic impairment testing; and

•
Estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

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Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Our cost estimates use a detailed "bottom up" approach, using inputs such as labour and equipment hours, detailed drawings and material lists. These estimates are reviewed and updated monthly. We believe our experience allows us to produce materially reliable estimates. However, some of our projects can be highly complex. Profit margin estimates for a project may either increase or decrease from the amount that was originally estimated at the time of the related bid. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially affecting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, such as those performed in our Heavy Construction and Mining segment can have a significant effect on profitability.
The complex judgments and estimates most critical to an investor's understanding of our financial results and condition are contained within our significant accounting policies (described in detail in our audited consolidated financial statements for the year ended March 31, 2013 and notes that follow). Below is a summary of how we apply these critical accounting estimates in our significant accounting policies:
Revenue recognition policy
We perform our projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon our estimates. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.
The length of our contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.
The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the cost to complete each project. Cost estimates for all of our significant projects use a highly detailed "bottom up" approach and we believe our experience allows us to provide materially reliable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability. These changes are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes (to the extent contract remedies are unavailable);

•	extended overhead due to owner, weather and other delays (to the extent contract remedies are unavailable);

•	subcontractor performance issues;

•	changes in economic indices used to estimate future costs-to-complete on longer-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid (to the extent contract remedies are unavailable);

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. Substantial changes in cost estimates, particularly in our larger, more complex projects have had, and can in future periods have, a significant effect on our profitability.

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Once a project is underway, we often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that affect costs and revenue under the contract. When a change becomes a point of dispute between a customer and us, we will then consider it as a claim.
Costs related to unapproved change orders and claims are recognized when they are incurred.
Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

i.	a bona fide addition to contract value; and

ii.	revenue that can be reliably estimated.
These two conditions are satisfied when:

•
the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in our performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.
This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.
Our long-term contracts typically allow customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially affecting revenue recognition in future periods.
A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.
We recognize revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.
Property, plant and equipment policy
The most significant estimates in accounting for property, plant and equipment are the expected useful life of the asset and the expected residual value. Most of our property, plant and equipment have long lives that can exceed 20 years with proper repair work and preventative maintenance. Useful life is measured in operating hours, excluding idle hours, and a depreciation rate is calculated for each type of unit. Depreciation expense is determined monthly based on daily actual operating hours. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the equipment from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or we may record an impairment charge to writedown the value of property, plant and equipment.
Another key estimate is the expected cash flows from the use of an asset and the expected disposal proceeds in applying ASC 360, "Property, Plant and Equipment", on the impairment and disposal of long-lived assets. This standard requires the recognition of an impairment loss for a long-lived asset when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. The

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valuation of long-lived assets requires us to exercise judgment in the determination of an asset group and in making assumptions about future results, including revenue and cash flow projections for an asset group.
Allowance for doubtful accounts receivable policy
We regularly review our accounts receivable balances for each of our customers and we writedown these balances to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when our customer has indicated an inability to pay, we were unable to communicate with our customer over an extended period of time and we have considered other methods to obtain payment without success. We determine estimates of the allowance for doubtful accounts on a customer-by-customer evaluation of collectability at each reporting date, taking into consideration the length of time the receivable has been outstanding and specific knowledge of each customer's financial condition and history.
Goodwill impairment policy
Impairment is tested at the reporting unit level by first reviewing qualitative factors, then by comparing the reporting unit's carrying amount to its fair value. The process of determining fair value is subjective and requires us to exercise judgment in assessing qualitative factors and making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates. We conduct a review of goodwill quarterly, beginning with an assessment of qualitative factors to determine if goodwill has more-likely-than-not been impaired. If not, the review is complete; however, if the qualitative assessment indicates goodwill has more-likely-than-not been impaired by comparing the reporting unit's carrying amount to its fair value. At March 31, 2013, as a result of the decision to discontinue piling operations and sell piling assets, we classified the full amount of goodwill to assets held for sale. For the year ended March 31, 2013, the carrying value of goodwill was assessed for impairment along with the other assets of the piling division. This assessment indicated there was no goodwill or asset impairment, nor was there an impairment detected during any of the other quarters falling within this fiscal year. Assets held for sale are carried at the lower of their net book value and estimated net disposal proceeds.
Financial instruments policy
In determining the fair value of financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
We use derivative financial instruments to manage financial risks from fluctuations in exchange rates, interest rates and inflation. These instruments include embedded price escalation features in revenue and supplier contracts. In developing such escalators, we rely on industry standards, historical data and management's experience. We use these price escalation features for risk management purposes only. We do not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statement of Operations, Comprehensive Income (Loss) and Deficit.
Foreign currency translation policy
Accounts of our US-based subsidiary, which has a US dollar functional currency, are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders' equity in Accumulated Other Comprehensive Income (Loss). The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and cash equivalents for the period.
Our functional currency for the majority of our subsidiaries is Canadian dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
Discontinued operations
As of March 31, 2013, we have divested, or are in the process of divesting, certain of our business operations. These businesses are presented as discontinued operations in our Consolidated Statement of Operations and

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Comprehensive Loss and, collectively, are included in the line item "Income (loss) from discontinued operations, net of tax" for all periods presented. The cash flows from discontinued operations are included in the "Cash provided by (used in) discontinued operations" section of the Consolidated Statement of Cash Flows for all periods presented. Net assets and net liabilities related to discontinued piling operations are included in the line items "Assets held for sale" and "Liabilities held for sale" on the Consolidated Balance Sheets at March 31, 2013. We allocate interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation of other consolidated interest that is not directly attributable to or related to other operations to discontinued operations interest expense is based on a ratio of net assets to be sold to total consolidated net assets.
Accounting Pronouncements Recently Adopted
Comprehensive income
In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This new accounting guidance requires the presentation of the components of net income and other comprehensive income either in a single continuous financial statement, or in two separate but consecutive financial statements. The accounting standard eliminates the option to present other comprehensive income and its components as part of the statement of shareholders' equity. We adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on our consolidated financial statements.
Goodwill Impairment
In September 2011, the FASB issued ASU 2011-08, Intangibles - Goodwill and Other, which amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. We adopted this ASU effective April 1, 2012. The adoption of this standard did not have a material effect on our consolidated financial statements.
Issued Accounting Pronouncements Not Yet Adopted
Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires companies to disclose both gross and net information about financial instruments that have been offset on the consolidated balance sheet. This ASU will be effective for our fiscal year ending March 31, 2014. We do not anticipate that the adoption of this standard will have a material effect on our consolidated financial statements.t
Intangibles - Goodwill and other
In July 2012, the FASB issued ASU No. 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined that it is more likely than not the indefinite-lived intangible asset is impaired, a quantitative impairment test is required. However, if it is concluded otherwise, the quantitative test is not necessary. This ASU will be effective for our fiscal year ending March 31, 2014. We do not anticipate that the adoption of this standard will have a material effect on our consolidated financial statements.t

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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Comprehensive Income
In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under this standard, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This standard does not change the current requirements for reporting net income or other comprehensive income in the financial. This ASU will be effective for our fiscal year ending March 31, 2014. We do not anticipate that the adoption of this standard will have a material effect on our consolidated financial statements.t
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as 'believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "intend", "position" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks, uncertainties and assumptions is based on a number of assumptions that may prove to be incorrect:

1.	The anticipated total consideration of approximately $227.5 million, adjusted for customary working capital and the assumption of capital leases, realized for the Piling Sale.

2.	The anticipated closing costs of $12.5 million related to the Piling Sale.

3.
The anticipation that the Purchaser will achieve a minimum of $45.0 million in Consolidated EBITDA in each year and the piling business will continue to grow under the management of the Purchaser, thus allowing us to realize all of the contingent proceeds.

4.	The anticipation that the Purchaser will continue to grow the piling business, resulting in the payment of some or all of the contingent proceeds.

5.	The expectation that the Purchaser will receive all required approvals to complete the Piling Sale and this sale will close during the first half of fiscal 2014;

6.	Our expectation that we will recognize a gain from the sale of piling related assets, net of a $32.9 million reduction in goodwill, related to the piling business.

7.	The expectation that the balance of the Term A Facility will be repaid with net proceeds from the Piling Sale.

8.
The expectation that the lease refinancing will reduce future near-term annual operating lease cost by approximately $20.9 million, increase annual cash interest by approximately $2.1 million, increase depreciation expense in proportion to the utilization of the refinanced equipment and reduce cash lease payments by approximately $4.6 million.

9.	The expectation that we will realize the full amount of the working capital associated with our discontinued pipeline business.

10.	The expectation that the right-sizing of our fleet and the buy-out and sale of certain pieces of leased equipment will reduce our annual operating lease expense by approximately $5.6 million.

11.	The anticipated total reduction of approximately $6.0 million in G&A costs in fiscal 2014.

t This paragraph contains forward-looking information.  Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks and uncertainties related to such information.

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12.	Our belief that we operate the largest fleet of equipment of any contract resource services provider in the oil sands.

13.	Our belief that we have demonstrated our ability to successfully apply our oil sands knowledge and technology and put it to work in other resource development projects.

14.	Our belief that we are positioned to respond to the needs of a wide range of other resource developers.

15.
Our belief that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering, differentiate us from our competition and provide significant value to our customers.

16.
Our belief that our competitive strengths include a leading market position in contract mining services; a large, well-maintained equipment fleet; broad service offering across a project's lifecycle; long-term customer relationships; and operational flexibility.

17.
The estimate according to CAPP and other industry estimates that future total production from mining and in situ technology will to remain approximately equal to the 2011 oil sands production, which was approximately half extracted from five active mining projects, while the remaining half was extracted from approximately 17 active in situ projects.

18.	Our belief that we are in a position to benefit from the resurgence in mineral exploration spending.

19.
Our expectation that approximately $249.0 million of total backlog will likely be performed and realized in the 12 months ending March 31, 2014, together with a significant volume of work available but not included in the backlog calculation.

20.	Our belief that we are well positioned to respond to changing market conditions, while maintaining profitability levels.

21.
Our anticipation of an increase in operations support services to help offset a potential reduction in construction services resulting from continued project approval delays and cost control effort of our clients.

22.	The expected benefit to operations support services revenues from the ramp up of activity at the Kearl site under our new five year agreement.

23.	Our expectation of comparable activity levels supporting production at the Horizon mine, Base mine and the Millennium and Steepbank mines.

24.	Our intention to pursue heavy civil contracts at both SAGD and new mining projects in the oil sands and with other major resource companies in Canada.

25.
Our expectation to continue progressing toward our goal of delivering consistent financial and operating performance by focusing on three key areas: pursuing operational excellence in safety, productivity, and customer satisfaction; strengthening our balance sheet through further debt reduction, fleet rationalization, and cash-flow improvement; and gaining first-on-site advantage on new oil sands and resource mining sites.

26.	Our belief that the outlook for fiscal 2014 is positive.

27.	Our intention to improve profitability.

28.	Our belief that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations.

29.
We do not currently anticipate any material adverse effect on our business or financial position because of future compliance with applicable environmental laws and regulations; and future events such as changes in existing laws and regulations may require us to make additional expenditures which may or may not be material.

30.	Our belief that cash flow from operations and net proceeds from the sale of under-utilized equipment will be sufficient to meet our requirements for capital expenditure.

31.
Our estimate with respect to equipment additions and other capital needs; that our operating and capital lease facilities and capacity and cash flow from operations will likely be sufficient to meet these needs; but if we require additional funding for our expenses, this could be satisfied by our credit facilities.

32.	Our belief that accounting pronouncements recently adopted or yet to be adopted, as discussed herein, will not have a material impact on our consolidated financial statements.

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While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions", "Risk Factors" and "Quantitative and Qualitative Disclosure about Market Risk", below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

1.	That the Keller Group shareholders will approve the Piling Sale.

2.	That the Purchaser will obtain certain majority shareholder and anti-trust approvals.

3.	That the Piling Sale will be executed in the first half of fiscal 2014.

4.	That the Purchaser will meet the prescribed Consolidated EBITDA thresholds over the next three years, thus allowing us to realize the contingent proceeds of the Piling Sale.

5.	That work will continue to be required under the contract with Canadian Natural.

6.	That work will continue to be required under our master services agreements with various customers;

7.	The demand for construction services remaining strong;

8.	The continuing development of new mines and the expansion of existing mines;

9.	The continuing resurgence in mineral resource spending;

10.	That we will realize all of our backlog;

11.	Our customers' ability to pay in timely fashion;

12.	Our ability to successfully resolve all claims and unsigned change orders with our customers;

13.	The oil sands continuing to be an economically viable source of energy;

14.	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

15.	The continuing construction of the southern and western pipelines;

16.	Our ability to benefit from increased construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

17.
Our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment;

18.	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

19.
Our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices; and

20.	Our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

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Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below. For further information on risks, including "Business Risk Factors", "Risk Factors Related to Our Common Shares", "Risk Factors Related to our Debt Securities" and "Quantitative and Qualitative Disclosure about Market Risk", please refer to the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

•	There can be no certainty that all conditions precedent to the Piling Sale will be satisfied. Failure to complete the Piling Sale could negatively impact the market price of the Common Shares.
The completion of the Piling Sale is subject to a number of conditions precedent, certain of which are outside the control of the Company. There can be no certainty that these conditions will be satisfied or, if satisfied, when they will be satisfied, or that the Piling Sale will be completed. If the Piling Sale is not completed, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the Piling Sale will be completed. If the Piling Sale is not completed and the Board decides to pursue another transaction with respect to the piling business, there can be no assurance that another suitable transaction will be executed and that the proceeds to the Company from such other transaction will be equivalent to or more attractive price than the price to be paid pursuant to the Piling Sale.

•
There can be no certainty that any or all of the contingent consideration will be received. Failure to receive the contingent consideration could negatively impact the market price of the Common Shares.

Under the Purchase Agreement, the Company will receive cash consideration of approximately $227.5 million upon Closing, and up to $92.5 million in proceeds, contingent on the Purchaser achieving prescribed profit targets over the following three years from the piling-related assets sold. The ability to meet such profit targets is dependent on a number of factors, including the successful operation of the piling business during this time and on economic conditions in the industry. There can be no assurance that these profit targets will be met and that the Company will receive any or all of the contingent consideration. If the contingent consideration is not received, the market price of the Common Shares may decline to the extent that the market price reflects a market assumption that the contingent consideration will be received.

•	Anticipated new major capital projects in the oil sands may not materialize.
Notwithstanding the National Energy Board's estimates regarding new capital investment and growth in the Canadian oil sands, planned and anticipated capital projects in the oil sands may not materialize. The underlying assumptions on which the capital projects are based are subject to significant uncertainties, and actual capital investments in the oil sands could be significantly less than estimated. Projected investments in new capital projects may be postponed or cancelled for any number of reasons, including among others:

•	technological advancements improve the economic viability of alternative sources of heavy and light crude oil

•	changes in the perception of the economic viability of these projects;

•	shortage of pipeline capacity to transport production to major markets;

•	lack of sufficient governmental infrastructure funding to support growth;

•	delays in issuing environmental permits or refusal to grant such permits;

•	shortage of skilled workers in this remote region of Canada;

•	cost overruns on announced projects; and

•	reductions in available credit for customers to fund capital projects.

•
Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and

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personnel in a cost effective manner. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our start-up costs over the reduced volume plan of our customers.

•	Unanticipated short-term shutdowns of our customers' operating facilities may result in temporary cessation or cancellation of projects in which we are participating.
The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects on which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment.

•	An unfavourable resolution to our significant project claims could result in a revenue write down in future periods.
Included in our revenues is a total of $21.0 million relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour.
There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write down of revenue and profit.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.
Because our operations are primarily located in Northern Alberta (Fort McMurray) we are subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather conditions, including heavy rain, snow, spring thaw, and forest fire conditions can cause delays in our project work, which could adversely affect our results of operations.

•
Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts.
In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts. Certain of these price escalators could be considered derivative financial instruments (see "Significant Accounting Policies - Derivative Financial Instruments" in our audited consolidated financial statements for the year ended March 31, 2013).

•	Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely affect our financial condition
Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 82%, 85% and 95% of our total revenue for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. Additionally, certain of these contracts provide for limited compensation following such suspension or termination of operations and we can provide no assurance that we could replace the lost work with work from other customers. The loss of or significant reduction in business with one or more of our major customers, whether as a result of the completion, early termination or suspension of a

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contract, or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.

•	A significant amount of our revenue is generated by providing construction services.
More than 31% of our revenue for the year ended March 31, 2013 was derived from projects that we consider to be construction services. This revenue primarily relates to site preparation services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects. There is no guarantee that we will find additional sources for generating construction services revenue in fiscal 2014.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.
Outsourced Heavy Construction and Mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•	Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.
Our ability to grow our business is, in part, dependent upon obtaining equipment on a timely basis. Due to the long production lead times of suppliers of large mining equipment during strong economic times, we may have to forecast our demand for equipment many months or even years in advance. If we fail to forecast accurately, we could suffer equipment shortages or surpluses, which could have a material adverse impact on our financial condition and results of operations.
In strong economic times, global demand for tires of the size and specifications we require can exceed the available supply. Our inability to procure tires to meet the demands for our existing fleet as well as to meet new demand for our services could have an adverse effect on our ability to grow our business.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.
A portion of our equipment fleet is currently leased from third parties. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease. We are actively pursuing new lessor relationships to dilute our exposure to the loss of one or more of our lessors.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.
We have a substantial amount of debt outstanding and significant debt service requirements. As of March 31, 2013, we had outstanding $477.4 million of debt, including $41.8 million of capital leases (debt includes all liabilities with the exception of deferred income taxes). Our substantial indebtedness restricts our flexibility, consequently it:

•	limits our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limits our ability to use operating cash flow in other areas of our business;

•	limits our ability to post surety bonds required by some of our customers;

•	places us at a competitive disadvantage compared to competitors with less debt;

•	increases our vulnerability to, and reduces our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•
increases our vulnerability to increases in interest rates because borrowings under our revolving credit facility and payments under some of our equipment leases are subject to variable interest rates.

Further, if we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

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•	Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions that could adversely affect the amount of work we receive from those customers.
Oil sands development projects require substantial capital expenditures. In the past, several of our customers' projects have experienced significant cost overruns, affecting their returns. If cost overruns continue to challenge our customers, they could reassess future projects and expansions that could adversely affect the amount of work we receive from our customers.

•
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry has previously led our customers to slow down or curtail their future capital expansions that, in turn, reduced our revenue from those customers on their capital projects. Another economic downturn in the Canadian energy industry or a global reduction in the demand for oil could have an adverse impact on our financial condition and results of operations. In addition, a reduction in the number of new oil sands capital projects by customers would also likely result in increased competition among oil sands service providers, which could also reduce our ability to successfully bid for new capital projects.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.
Approximately, 49%, 53% and 54% of our revenue for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors including those that are beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:

•	site conditions differing from those assumed in the original bid;

•	scope modifications during the execution of the project;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	inability or failure of our customers to perform their contractual commitments;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.
When we are unable to accurately estimate and adjust for the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•	Significant labour disputes could adversely affect our business.
Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.
H. GENERAL MATTERS
Experts
KPMG LLP are our auditors and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

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Additional Information
Our corporate office has been re-located to Zone 3, Acheson Industrial Area, 2-53016—Hwy. 60, Acheson, Alberta, T7X 5A7. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-960-5599, respectively.
For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see "Glossary of Terms" in our most recent AIF.
Additional information relating to us, including our AIF dated June 10, 2013, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

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